Exhibit 99.1

Annual Information Form
March 22, **2010**

FOR THE PERIOD ENDED
DECEMBER 31, 2009

labopharm

TABLE OF CONTENTS

1.	CORPORATE STRUCTURE		1

	1.1	NAME, ADDRESS AND INCORPORATION	1
	1.2	SUBSIDIARIES	1

2.	HISTORY AND DEVELOPMENT OF THE COMPANY		2

	2.1	BUSINESS OVERVIEW	2
	2.2	RECENT HISTORY	5
	2.3	BUSINESS STRATEGY	7

3.	OUR BUSINESS AND PRODUCTS		10

	3.1	OUR ONCE-DAILY TRAMADOL	10
	3.2	OUR ONCE-DAILY TRAZODONE	13
	3.3	OUR TWICE-DAILY TRAMADOL ACETAMINOPHEN	15
	3.4	PRODUCT PIPELINE	17
	3.5	DRUG DELIVERY TECHNOLOGIES	19
	3.6	INTELLECTUAL PROPERTY	21
	3.7	MANUFACTURING	24
	3.8	DRUG DEVELOPMENT PROCESS	25
	3.9	GOVERNMENT REGULATION	26
	3.10	PHARMACEUTICAL PRICING AND REIMBURSEMENT	33
	3.11	COMPETITION	34
	3.12	EMPLOYEES	35
	3.13	FACILITIES	35

4.	RISK FACTORS		36

	4.1	RISKS RELATED TO OUR BUSINESS	36
	4.2	RISKS RELATING TO OUR INDUSTRY	53
	4.3	RISKS RELATED TO OWNERSHIP OF OUR COMMON SHARES	55

5.	DESCRIPTION OF CAPITAL STRUCTURE		58

	5.1	COMMON SHARES	58
	5.2	PREFERRED SHARES	59
	5.3	DIVIDENDS	59

6.	MARKET FOR SECURITIES		59

	6.1	TRADING PRICES AND VOLUMES	60

7.	DIRECTORS AND OFFICERS		61

	7.1	DIRECTORS	61
	7.2	OFFICERS	62

8.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		63

9.	LEGAL PROCEEDINGS		64

10.	MATERIAL CONTRACTS		66

11.	INTERESTS OF EXPERTS		67

12.	TRANSFER AGENTS AND REGISTRARS		67

13.	AUDIT COMMITTEE DISCLOSURE		67

14.	ADDITIONAL INFORMATION		68

FORWARD-LOOKING STATEMENTS

Certain statements in this document are forward-looking and prospective. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “could,” “would,” “project,” “predict,” “potential,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers of this document are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause future results, conditions, actions or events to differ materially from the operating targets, expectations, estimates or intentions expressed in the forward-looking statements. Factors that could cause actual results to differ materially include but are not limited to:

•	our plans to develop and commercialize product candidates and the timing of these development programs;

•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;

•	clinical development of our product candidates, including the results of current and future clinical trials;

•	the benefits of our drug delivery technologies, products and product candidates as compared to others;

•	our ability to maintain and establish intellectual property rights in our drug delivery technologies, products and product candidates;

•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

•	our estimates of the size of the potential markets for our products and product candidates;

•	our selection and licensing of product candidates;

•

our ability to attract marketing and distribution partners and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•

sources of revenues and anticipated revenues, including contributions from marketing and distribution partners, product sales, license agreements and other collaborative efforts for the development and commercialization of our product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to hire and retain qualified employees;

•	the manufacturing capacity of our third-party manufacturers; and

•	other risk factors discussed herein and listed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

The forward-looking statements we make in this Annual Information Form reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions as of the date of this document. These statements are subject to risks and uncertainties, some of which are discussed in greater detail under the heading “Risk Factors.” Unless required by law, we undertake no obligation and do not intend to update or revise these forward-looking statements.

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BASIS OF PRESENTATION

Unless otherwise indicated or unless the context requires otherwise, all references in this Annual Information Form, or AIF, to “Labopharm”, “the Company”, “we”, “us”, “our” or similar terms refer to Labopharm inc. together with its subsidiaries.

Unless otherwise indicated, all dollar amounts in this AIF are expressed in Canadian dollars and all references to “$” are to the lawful currency of Canada and all references to “US$” are to U.S. dollars. All information provided in this AIF is provided as of December 31, 2009, except where otherwise stated.

The names Labopharm® and Contramid® appearing in this AIF are our registered trademarks. The names Polymeric Nano-Delivery SystemTM, PNDSTM, TradorecTM, TriduralTM, and OLEPTROTM are our trademarks. Other trademarks and service marks appearing in this AIF are the property of their respective holders.

1.	CORPORATE STRUCTURE

1.1	Name, Address and Incorporation

We were incorporated under the Part IA of the Companies Act (Québec) on October 26, 1990 under the name Centre de recherche appliquée pharmaceutique CRAP inc. On September 13, 1994, we changed our name to Labopharm inc. and amalgamated with 9033-3394 Québec inc. pursuant to a certificate of amalgamation dated June 11, 1996 issued under Part IA of the Companies Act (Québec). On July 11, 1997, our articles were amended to change the location of the judicial district of our head office from Terrebonne, Québec to Laval, Québec.

Our head office, principle office and laboratory facilities are located at 480 Armand-Frappier Blvd., Laval, Québec, Canada, H7V 4B4. Our telephone number is (450) 686-1017 (or toll free at 1-888-686-1017). Our website is www.labopharm.com. The information contained on our website is not part of this AIF.

1.2	Subsidiaries

As of December 31, 2009, Labopharm inc. had four wholly-owned subsidiaries:

•	Labopharm USA, Inc., a Delaware corporation;

•	Labopharm Europe Limited, an Ireland corporation;

•	Labopharm (Barbados) Limited, a Barbados corporation; and

•	Labopharm Cyprus Limited, a Cyprus corporation.

2.	HISTORY AND DEVELOPMENT OF THE COMPANY

2.1	Business Overview

We are an emerging leader in optimizing the performance of existing small molecule drugs using our proprietary controlled-release technologies. Our lead product, a once-daily formulation of the analgesic tramadol, has been commercialized globally and continues to be launched in several markets around the world. Our second product, a novel once-daily formulation of the antidepressant trazodone for the treatment of major depressive disorder, received regulatory approval from the U.S. Food and Drug Administration, or the FDA, on February 2, 2010 under the brand name OLEPTRO. We have submitted an application for regulatory approval in several European countries for our third product, a twice-daily formulation combining the analgesics tramadol and acetaminophen and plan to pursue regulatory approval in other markets. We also have follow-on candidate products in both pre-clinical and clinical development.

Our products and product candidates are based on controlled-release technologies. Our Contramid technology is a versatile, safe, patented and cost-effective technology that provides the benefits of controlled-release drug delivery to existing drugs that have proven safety and efficacy. Using our Contramid technology, we have also developed an abuse-deterrent platform that allows us to reformulate existing drugs into formulations that make it more difficult to intentionally or accidentally misuse these drugs. Our Polymeric Nano-Delivery Systems technology, or our PNDS technology, allows for the delivery of poorly water-soluble or poorly bioavailable drugs via a variety of routes including oral and intravenous administration.

Our once-daily tramadol product treats patients with moderate to moderately severe pain. It consists of a dual matrix delivery system designed to provide both rapid and sustained drug release, which maintains blood levels within a therapeutic range to provide pain relief for a full 24 hours.

As of December 31, 2009, our once-daily tramadol product had received regulatory approval in 39 countries, including the United States, most European countries, Canada, Australia, South Korea and Brazil, and we are pursuing regulatory approval in other selected markets. We have entered into agreements for its distribution in several countries, including the United States, most European countries, Canada, Australia, Israel, South Korea and Turkey, and we continue to pursue partnership opportunities in other countries. As of December 31, 2009, our product had been commercially launched in 17 countries, including the five largest tramadol markets in Europe, Canada, and the United States where our product was launched by our marketing and distribution partner, Purdue Pharma Products L.P., or Purdue Pharma, in the second quarter of 2009.

Our novel once-daily formulation of trazodone is intended to provide a new treatment option for patients with major depressive disorder, or MDD, that we believe will meet the needs of depressed patients because of its particular efficacy and tolerability profile. Treating MDD with antidepressant medications is challenging for physicians because patient response to antidepressant drug therapy varies significantly. Research has shown that as many as 28% of patients being treated with antidepressants stop taking their medication within the first four weeks of treatment and as many as 44% stop within the first 12 weeks. Reasons for discontinuing antidepressant treatment can include suboptimal efficacy, the exacerbation of symptoms such as insomnia, and adverse events such as agitation, sexual dysfunction and weight gain. In a Phase III placebo controlled study of patients with MDD, our trazodone formulation demonstrated a statistically significant reduction in MDD symptoms as measured by the Hamilton Rating Scale for Depression, or HAM-D, over 8 weeks. In addition, this included a statistically significant difference in the mean rating on the HAM-D scale as compared with placebo by week 2, improved overall quality of sleep and a well-tolerated adverse event profile, including a rate of sexual dysfunction which was not significantly different from placebo and no weight gain compared to placebo.

Our once-daily trazodone product was approved by the FDA on February 2, 2010 and we are preparing for the launch of our product in the United States in the third quarter of 2010 under the brand name OLEPTRO. We intend to commercialize OLEPTRO through a marketing partnership that will allow us to participate in the marketing and sales effort for our product. By participating in the marketing and sales effort, we believe we can retain more of the value generated by our product than could be earned by fully licensing our product to a third party. On August 5, 2009, we filed a New Drug Submission with the Therapeutic Products Directorate of Health Canada, with a target action date of August 4, 2010, and we plan to seek regulatory approval in other countries for which we have the marketing rights under our cross-licensing agreement with Gruppo Angelini.

Our third product is a twice-daily formulation that combines the analgesics tramadol and acetaminophen into a single tablet. It is designed to offer patients the benefit of extending the duration of pain relief beyond that of the currently marketed immediate-release products. Leveraging our proprietary Contramid controlled-release technology’s ability to control the release of two active ingredients simultaneously, we believe that our twice-daily formulation of tramadol and acetaminophen, in addition to providing early relief of moderate to moderately severe pain, can also provide sustained relief for a full 12-hour period, allowing patients to take just one dose in the morning and one dose in the evening. In April 2009, we reported the results of our North American Phase III clinical trial for this product (study 06CCL3-001). See “3.3 Our Twice-Daily Tramadol Acetaminophen”.

In October 2009, we completed a distribution and supply agreement with Grünenthal GmbH, or Grünenthal, for our twice-daily formulation of tramadol and acetaminophen for a number of countries in Europe. Under the terms of the agreement, Grünenthal has the exclusive right to market and sell our twice-daily formulation of tramadol and acetaminophen in certain European countries, and we are responsible for obtaining regulatory approval in most of the countries covered by our agreement. In December 2009, we initiated the regulatory approval process by filing a regulatory approval application for our twice-daily formulation of tramadol and acetaminophen in several European countries, including Spain and Poland. We are currently evaluating the potential to submit drug applications for this product in other countries such as the United States and Canada based on the results of our clinical trial.

We are also advancing our proprietary platform, from which we plan to develop products which would limit the potential harm to patients resulting from their intentional abuse or accidental misuse. In recent years, the intentional abuse and accidental misuse of oral medications has garnered considerable attention from both public health agencies and drug enforcement agencies. Intentional abuse or accidental misuse can result in serious harm, or even death. Our abuse-deterrent platform is intended to provide medications offering resistance to the uncontrolled release of the active ingredient after such actions as breaking, chewing, crushing and heating, or consumption with alcohol. We have completed proof-of-principle studies on our platform using a once-daily tramadol formulation as a representative for controlled-release opioid drugs. Our pharmacokinetic study demonstrated controlled-release characteristics and bioequivalence to our existing once-daily tramadol product, while in vitro studies demonstrated a range of abuse-deterrent characteristics. In December 2009, we initiated the clinical program for our first product candidate for commercial development, an abuse-deterrent formulation of a widely prescribed combination pain product.

We are pursuing the development of a twice-daily formulation of acetaminophen for the sustained relief of mild to moderate pain. In August 2009, we entered into an agreement with a large pharmaceutical company to develop, manufacture, package and supply product prototypes of a twice-daily acetaminophen tablet formulation using our proprietary controlled-release technology, Contramid. If our formulation is successful, the agreement provides an option to the pharmaceutical company to license the technology for worldwide rights, the terms of which would need to be mutually agreed to.

Our PNDS technology is meant to allow delivery of water-insoluble and poorly bio-available drugs. We have developed product candidates based on this technology, both in intravenous and oral formulations. Product candidates based on the PNDS platform include:

•	a novel, lipid and preservative-free formulation of the intravenous anesthetic agent propofol; and

•	novel oral formulations of SN38, the active metabolite of irinotecan used in the treatment of colorectal and other serious cancers.

In December 2009, we entered into a feasibility study agreement with a large pharmaceutical company pursuant to which we agreed to formulate several drug compounds using our PNDS technology.

In addition, we have other programs undergoing pre-clinical development and feasibility studies utilizing both the Contramid and PNDS platforms.

2.2	Recent History

The following is a summary of significant events related to the development of the Company and its business that have occurred in the last three completed financial years:

2009

•

Execution of SEDA. On November 24, 2009, we entered into a Standby Equity Distribution Agreement, or SEDA, with YA Global Master SPV Ltd., or YA Global, pursuant to which YA Global irrevocably committed, for a period of 3 years, to purchase up to $25 million of our common shares, at our sole discretion, in maximum draw downs of $2 million and subject to certain limitations and restrictions.

•	Streamlining of operations. On November 6, 2009, we announced that we were streamlining our operations, eliminating 35 positions.

•

Partnership of our twice-daily formulation of tramadol and acetaminophen. In October 2009, we entered into a distribution and supply agreement with Grünenthal for our twice-daily formulation of tramadol and acetaminophen for several European countries. We received 3.5 million Euros on signature and 500,000 Euros upon reaching our first milestone, 1.0 million Euros of which is however reimbursable under certain conditions if product approval is not obtained. We also expect to receive up to 3.5 million Euros in milestone payments upon achievement of certain regulatory and product reimbursement approvals prior to the launch of the product. We initiated the regulatory approval process in Europe in December 2009 for this formulation under the Decentralized Procedure.

•

Notice of ANDA submission with paragraph IV certification for generic of Ryzolt™. In September 2009, we received a notice from Sun Pharma Global FZE, or Sun, advising that it had submitted an Abbreviated New Drug Application, or ANDA, to the FDA for the approval of a generic version of Ryzolt™ in the United States. ANDAs were also filed prior to year-end by two other companies requesting approval of their respective generic version of Ryzolt™. Under the Drug Price Competition and Patent Term Restoration Act, Ryzolt™ has a market exclusivity period that prevents final approval of these ANDAs until the exclusivity period expires on December 31, 2011. Each of these ANDAs includes a paragraph IV certification to obtain approval to manufacture, use or sell the generic version of the applicant before the expiration of certain patents owned by Purdue Pharma which expire in May 2014, and a patent owned by us which expires in June 2020. Purdue Pharma initiated patent infringement actions against each of these ANDA filers. See “9. Legal Proceedings”.

•

Purdue Pharma Patent Litigation. On August 17, 2009, a decision was rendered by the District Court of Delaware in the patent infringement action taken by Purdue Pharma against Par Pharmaceutical Companies, Inc., or Par, relating to the manufacturing and proposed sale and distribution of a generic version of Ultram® ER, the once-daily tramadol product of Ortho-McNeil-Janssen Pharmaceuticals, Inc., or OMI . The court decision, which has been appealed by both parties, declared that Par was in fact infringing certain patents owned by Purdue but that these patents were invalid by reason of obviousness. Shortly after this court decision, Par obtained the FDA’s approval of its generic formulation of Ultram ER and launched its product in November 2009. See “4. Risk Factors – The recent introduction of generic once-daily tramadol products onto the U.S. market could have a material adverse effect on our U.S. market share and our overall business” and “9. Legal Proceedings”.

•

Regulatory review and filings for OLEPTRO. In the United States, we received in July 2009 a complete response letter from the FDA indicating that our application for our once-daily trazodone product could not be approved in its present form due to deficiencies identified following an FDA inspection of the active pharmaceutical ingredient, or API, manufacturing facility. Further to the action plan submitted by Gruppo Angelini, the API supplier, addressing the deficiencies raised by the FDA, we submitted a response in August 2009 which was accepted by the FDA as a complete response. A new action date under the Prescription Drug User Fee Act, or PDUFA, of February 11, 2010 was then granted, and we received regulatory approval of our product from the FDA on February 2, 2010. On August 5, 2009, we also submitted a New Drug Submission for our once-daily trazodone product to the Therapeutics Product Directorate of Health Canada, which was later accepted for review with a target action date of August 4, 2010.

•

Amendment to Hercules debt financing facility. In June 2009, we amended the terms of our debt facility with U.S.-based Hercules Technology Growth Capital, Inc., or Hercules, postponing the beginning of the loan amortization schedule by one year, from July 1, 2009 to July 1, 2010, and by extending the maturity date of the loan from December 1, 2011 to June 1, 2012.

•

Regulatory approvals and commercial launches. In May 2009, our marketing partner for the United States, Purdue Pharma, launched our tramadol product in that country under the brand name Ryzolt™. During 2009, our once-daily tramadol product was also approved in new markets including Brazil and was commercially launched in Israel and Luxembourg.

•

Phase III clinical trial results. In April 2009, we reported the results of our North American Phase III clinical trial for our twice-daily formulation of tramadol and acetaminophen. See “3.3 Our Twice-Daily Tramadol-Acetaminophen”.

2008

•	U.S. approval of our once-daily tramadol product. Our once-daily tramadol product was approved for marketing and sale in the United States by the FDA on December 30, 2008.

•

Filing of NDA in the United States for our novel trazodone product. On September 18, 2008, we submitted an NDA for our novel once-daily formulation of trazodone to the FDA. On November 19, 2008, our application was accepted for review and filed with an action date under PDUFA of July 18, 2009.

•

Initiation of Phase III clinical trial on our twice-daily formulation of tramadol and acetaminophen. In March 2008, we initiated enrolment in our Phase III clinical trial for our twice-daily formulation of tramadol and acetaminophen. The study is a multi-centre, randomized, double-blind, parallel-arm study comparing the efficacy and safety of our twice-daily formulation of tramadol and acetaminophen to placebo in the treatment of acute low back pain. The study was conducted at more than 20 centers across the United States and Canada.

•	Phase III clinical results for trazodone. In February 2008, we reported positive results for our Phase III clinical trial. See “3.2 Our Once-Daily Trazodone”.

•

Regulatory approvals and commercial launches. In addition to the U.S. approval, our once-daily tramadol product was approved in 10 countries in 2008, including Australia, Mexico and South Korea, and was commercially launched in Austria, Australia, Poland, Romania and South Korea.

2007

•

Acquisition of rights to trazodone formulation. In December 2007, we entered into a cross-licensing agreement pursuant to which we acquired from Gruppo Angelini and transferred and licensed to Gruppo Angelini certain rights to the formulations pertaining to our once-daily trazodone product. As a result, we retained the rights to market and sell our once-daily trazodone product in the United States, Canada and other countries primarily outside Europe, and Gruppo Angelini retained the rights to market and sell our once-daily trazodone product in Europe, India, Japan and a few other smaller markets.

•

Hercules debt financing. In December 2007, we entered into a US$25 million loan agreement with Hercules. In connection with this financing, we agreed to grant Hercules warrants to purchase up to 1,460,152 of our common shares at an exercise price of $1.00 (subject to certain adjustments).

•

Regulatory approvals and commercial launches. Our once-daily tramadol product was approved in two countries in 2007, Canada and Chile, and was commercially launched in Belgium, Canada, France, Spain and the United Kingdom.

2.3	Business Strategy

Our goal is to become an integrated, international specialty pharmaceutical company, with the expertise and infrastructure to develop and commercialize proprietary therapeutics by taking them from the formulation, clinical development and regulatory approval stages through to full commercialization in worldwide markets. Key elements of our strategy are to:

Maximize the global commercial opportunity for OLEPTRO

We believe that our novel once-daily formulation of the anti-depressant trazodone represents a significant business opportunity for the Company. We believe our once-daily trazodone formulation will offer physicians a new option in treating major depressive disorder. According to our cross-licensing agreement with Gruppo Angelini (the holder of the rights to the trazodone formulation), we hold the rights to market and distribute our novel formulation in the United States, Canada and globally outside of Europe, India, Japan and a few other smaller markets.

Following approval by the FDA, we intend to launch OLEPTRO in the U.S. market in the third quarter of 2010. Consistent with our strategy to retain more value from our products, we intend to commercialize OLEPTRO through a marketing partnership that will allow us to participate in the marketing and sales effort for our product.

We intend to initiate the regulatory review process and to pursue commercialization in other countries for which we have the marketing rights. Our once-daily trazodone product is currently under regulatory review in Canada by way of a New Drug Submission at the Therapeutic Products Directorate of Health Canada, with a target action date of August 4, 2010. We also plan to seek regulatory approval in other key countries for which we have the marketing and distribution rights under our cross-licensing agreement with Gruppo Angelini.

Build out our commercial capabilities to retain more value from our products

Our first product, once-daily tramadol, has been commercialized through a series of licensing and distribution agreements. Under these agreements, we have had limited input into the marketing of our product and have not participated in the sales function. In certain situations, we believe that by participating in the marketing and sale of our products, we can exercise more control over those functions and retain more value for the Company. Leveraging the opportunity provided by the commercialization of our once-daily trazodone product in the United States, we are building out our commercial capabilities to enable us to assume a portion of the responsibility for the marketing and sale of our product in the U.S market.

Maximize the global commercial opportunity for our once-daily tramadol product

In the United States, our product was approved by the FDA on December 30, 2008 and launched by our U.S. partner, Purdue Pharma, in May 2009 under the brand name RyzoltTM.

In Europe, having received marketing authorizations for several countries, we have launched the product through a series of partners in all key European markets such as France, Germany and the United Kingdom. We have pending applications for approval in countries where we are not yet approved, such as Russia, and will continue to work to launch our product in those countries.

In the rest of the world, we have received several regulatory approvals over the past two years, including in Australia, Austria, Brazil, Mexico and Israel. We currently have applications pending regulatory approval in several other countries, and we will continue to submit applications for regulatory approval in selected markets. We plan to continue launching commercially with partners in countries in which our once-daily tramadol product has been approved.

Our focus is now turning to the establishment of strong marketing and distribution partnerships and the launch of our product in countries where it has been approved. Where our product has been commercially launched, we are increasingly involved in implementing successful sales strategies and continue to evaluate the performance of our marketing and distribution partners.

Realize the full potential of our twice-daily formulation that combines tramadol and acetaminophen in a single tablet

Our twice-daily formulation of tramadol and acetaminophen is designed to extend the therapeutic benefit of tramadol by combining it with a complementary analgesic, as well as to offer a more convenient dosing regimen which may improve dosing compliance. This combination drug leverages the ability of the Contramid technology to deliver different drugs at different release rates in a precise and controlled manner.

We have initiated the regulatory approval process for our formulation in several European countries, including Spain and Poland, and we are exploring the potential to submit drug applications for this product in other countries.

Continue to develop additional product candidates

We are continuing to develop additional product candidates, which are in various stages of development, with the goal of bringing them to commercialization.

We are developing a new formulation of a widely prescribed combination opioid pain product based on our abuse-deterrent platform. We have initiated the clinical development program for this product candidate and intend to develop additional product candidates based on this platform.

We also have development opportunities based on our PNDS technology on two related, but independent sub-platforms: an oral platform for safe, controlled delivery of insoluble drugs to the gastrointestinal tract, and an intravenous platform for the safe delivery of highly insoluble drugs. We have completed proof of concept of the intravenous platform with a novel lipid- and preservative-free formulation of the widely used anesthetic propofol, which we have validated in animal models. With the oral platform, we are exploring the delivery of anti-cancer agents that are currently administered intravenously, by mouth in safe and convenient forms, allowing out-patient treatment. The versatile oral platform is compatible with a series of anti-cancer drugs and we have several in pre-clinical studies.

In addition to developing products internally, we will also continue to exploit our technologies through both in-licensing and out-licensing opportunities, and we have entered into feasibility agreements with large pharmaceutical companies to assist them in the development of products using our drug delivery technologies.

3.	OUR BUSINESS AND PRODUCTS

3.1	Our Once-Daily Tramadol

We have developed and commercially launched a once-daily formulation of tramadol. Tramadol is a centrally acting, mild opioid analgesic that has been on the market for nearly 30 years. Our once-daily tramadol product consists of a dual matrix delivery system designed to provide both rapid and sustained drug release to maintain blood levels within the therapeutic range providing a full 24 hours of pain relief. We believe that the design of our formulation permits the avoidance of the peaks and troughs in drug concentrations sometimes seen with drugs that require multiple daily doses while having the potential advantage of providing fewer and less severe side effects while maintaining efficacy.

Tramadol is part of a sub-class of the larger pain market used to treat moderate to severe pain. This group of products also includes hydrocodone combinations, codeine, high dose NSAIDs, low-dose long-acting opioids, oxycodone, and oxycodone combinations. As the majority of these products require multiple daily dosing, patients may benefit from the availability of an effective once-daily pain reliever indicated for the same level of pain severity. Studies have shown that tramadol provides relief from both acute and chronic pain conditions, including osteoarthritis pain, low back pain, cancer pain, post-operative pain, neuropathic pain and dental pain.

Commercialization of our once-daily tramadol

United States

The United States is the world’s single largest market for tramadol products. In 2009, the number of prescriptions of tramadol products surpassed 28 million, with a growth of 6% from the previous year. Tramadol is available in the United States as an immediate release formulation and as a controlled release once-daily formulation.

In the United States, our product is indicated for the management of moderate to moderately severe chronic pain in adults who require around-the-clock treatment of their pain for an extended period of time. In August 2005, we entered into a license agreement with Purdue Pharma pursuant to which we granted to Purdue Pharma the exclusive right to manufacture, package, distribute, market and sell our once-daily tramadol product in the United States. Our once-daily tramadol product was approved by the FDA on December 30, 2008. Under the Drug Price Competition and Patent Term Restoration Act, our product has a market exclusivity period preventing the final approval of generic versions of our product until the exclusivity period expires on December 31, 2011.

Our product was launched by Purdue Pharma in May 2009 under the brand name Ryzolt™. We are entitled to receive royalties, which at current sales levels amount to 20% of net sales of our once-daily tramadol product sold by Purdue Pharma in the United States. To date, Purdue Pharma has also paid us a non-refundable, non-creditable, up-front fee of US$20 million for the rights to distribute the product in the United States. In addition to our license agreement with Purdue Pharma, we have entered into an agreement to supply Purdue Pharma with our once-daily tramadol product.

Europe

The European market is the first market in which our once-daily tramadol product was commercialized. In 2009, annual sales of tramadol products in Europe exceeded US$843 million and standard unit sales had increased approximately 10% on a compounded annual basis over the previous five 12-month periods. In Europe, tramadol is available as immediate release, twice-daily and once-daily formulations.

Our once-daily tramadol product has now been approved in more than 30 European countries, including France, Germany, the United Kingdom, Italy, Spain, Portugal, Austria, Belgium, the Czech Republic, Poland, Slovakia, and Slovenia. Our product’s approved indication in the European Union is for the treatment of moderate to severe pain.

To date, we have executed agreements with pharmaceutical companies covering most European countries and some of their overseas territories. Through our agreements, we have established a distribution network in territories accounting for over 85% of total European tramadol sales. More recently, in December 2009, we have entered into a distribution and supply agreement with Merck Sharp & Dohme Limited (MSD) for the distribution and marketing of our once-daily tramadol product in the United Kingdom.

Under our various distribution and licensing agreements with our European partners, we are generally responsible for supplying finished packaged goods to our partners at a fixed price. This price differs from country to country, and is established based upon the anticipated selling price into the relevant market. We expect that the fixed price will generate a gross margin which would on average result in a contribution of approximately 20% or greater on distribution’s net sales. Under these relationships, we typically receive up-front payments with additional payments due upon achieving certain milestones. This product revenue will include revenue from sales of product for inventory stocking and product samples, as well as product for commercial sale.

Rest of the World

Global sales of tramadol containing products in countries other than the United States and outside of Europe in 2009 were more than US$340 million. Compounded annual sales growth over the last five 12-month periods approximates 22.0% outpacing growth in both the European and U.S. markets. We are commercializing our product in several regions of the world, including Canada, Southeast Asia and Australia.

Canada. The Canadian analgesic market grew to over 27 million prescriptions for sales of more than CDN$915 million in 2009, representing a year-over-year growth rate of 4.0%. The first drug product containing tramadol to be marketed in Canada was an immediate release combination tramadol-acetaminophen product, which was launched in 2005. Standalone tramadol products are currently marketed in once-daily formulations. In 2009, sales of tramadol in Canada (excluding combination products) grew to over 340 thousand prescriptions representing a year-over-year growth rate of 52% and sales of CDN$26.5 million.

In June 2007, our once-daily tramadol product was approved for marketing and sale in Canada in 100 mg, 200 mg and 300 mg tablets. The current indication of our once-daily tramadol product in Canada is for the management of moderate to moderately severe pain in adults who require treatment for several days or more. In July 2007, we entered into a licensing and distribution agreement for our once-daily tramadol product with Paladin Labs Inc., or Paladin, under which Paladin has the exclusive right to market and sell our product in Canada, subject to co-promotion rights retained by Paladin and us. In September 2007, Paladin launched our product to the Canadian market under our Tridural brand name.

Latin America. The Latin American tramadol market has experienced accelerated growth in recent years, with sales of US$88 million for the 12-month period ended December 31, 2009. Our once-daily tramadol product has been approved in Brazil and Mexico and we are pursuing approval in other Latin American countries. We have partnered with Zambon Laboratorios Farmaceuticos LTDA for Brazil, and we expect our product will be launched in Brazil later this year. We are actively pursuing other partnering opportunities for Latin American countries. We continue to work with intermediaries to obtain regulatory approval for our product in selected markets in Latin America where it has not yet been obtained.

Other countries. We are pursuing regulatory approval for our once-daily tramadol product in other countries around the world. We have completed marketing and distribution partnerships for several key markets, including Australia, South Korea, Israel, South Africa, South-East Asia and Turkey, have launched commercially in several of these countries and we continue to pursue marketing and distribution partnerships for other jurisdictions around the world.

Commercialization around the World – Summary Information

The following table provides summary information relating to our commercialization efforts worldwide and to the global market opportunity:

Market/ Country	Regulatory Approval Date(1)	Commercial Launch Date	Name of Product	Marketing and Distribution Partner	2009 Tramadol Sales (in US$ millions)(2)
Australia	February 2008	July 2008	Durotram XR	iNova Pharmaceuticals	17.7
Austria	April 2006	July 2008	Noax Uno	CSC Pharmaceuticals S.A.	13.1
Belgium	March 2006	February 2007	Contramal Uno	Grünenthal	31.6
Brazil	October 2009	—	—	Zambon Laboratorios Farmaceuticos LTDA	25.3
Canada	June 2007	September 2007	Tridural	Paladin Labs Inc.	44.7
Croatia	February 2008	—	—	—	8.3
Czech Republic	December 2005	July 2006	Noax Uno	CSC Pharmaceuticals S.A.	15.6
Estonia	November 2005	—	—	CSC Pharmaceuticals S.A.	0.3
France	February 2005	January 2007	Monoalgic LP; Monotramal	Laboratoire sanofi-aventis; Grünenthal	299.5
Germany	October 2005	November 2005	Tramadolor	Hexal	84.6

Israel	September 2008	February 2009	Tramadex OD	Dexcel Pharma Technologies	N/D(3)
Italy	November 2006	January 2007	Unitrama	Gruppo Angelini	35.6
Latvia	December 2005	—	—	CSC Pharmaceuticals S.A.	0.5
Lithuania	December 2005	—	—	CSC Pharmaceuticals S.A.	0.5
Luxembourg	April 2008	March 2009	Contramal Uno	Grünenthal	1.3
Mexico	April 2008	—	—	—	43.5
New Zealand	October 2008	—	—	iNova Pharmaceuticals	2.7
Poland	March 2006	January 2008	Noax Uno	CSC Pharmaceuticals S.A.	26.5
Portugal	January 2006	February 2010	Tridural	Kironfarma Productos Farmaceuticos	10.7
Romania	December 2006	May 2008	Noax Uno	CSC Pharmaceuticals S.A.	4.8
Slovakia	November 2005	July 2006	Noax Uno	CSC Pharmaceuticals S.A.	8.8
Slovenia	December 2006	—	—	CSC Pharmaceuticals S.A.	5.6
South Korea	February 2008	July 2008	Tramaconti CR	WhanIn Pharmaceutical Co.	49.3
Spain	February 2006	January 2007	Dolpar	Laboratorios Dr. Esteve	104.4
U.K	May 2006	—	Tradorec XL	Merck Sharp & Dohme	114.7
United States	December 2008	May 2009	Ryzolt	Purdue Pharma	358.0

(1)	Refers to date all necessary regulatory approvals have been obtained.
(2)	IMS MIDAS, 2009 Year-end. All in-market sales of tramadol and tramadol and acetaminophen products in immediate and controlled released formulations.
(3)	Data not available.

3.2	Our Once-Daily Trazodone

We have developed a once-daily formulation of trazodone that is therapeutically equivalent in terms of extent of drug exposure to currently marketed forms of immediate release trazodone. We believe that by controlling the blood concentration levels of trazodone through our controlled release formulation, we can offer an efficacious option in the treatment of depression with the convenience of a once daily dosing and a differentiated side-effect profile.

Trazodone is an antidepressant currently available in the United States as a generic immediate release formulation requiring three times daily dosing. In Europe, trazodone is available in immediate release and extended release, twice-daily formulations. Trazodone is indicated and prescribed for depression with or without anxiety.

Depression is one of the most prevalent central nervous system disorders, affecting at least 121 million people worldwide according to the World Health Organization. Depression is characterized by depressed mood, loss of interest or pleasure, weight or appetite changes, and insomnia or excessive sleep or fatigue. In the United States, sales of antidepressants approximated US$11.4 billion in 2009. Trazodone continues to be widely prescribed in the United States, with more than 19.4 million prescriptions written in 2009 and a compounded annual growth rate of 8.6% over the past five years. The market for drugs to treat depression is expected to grow as both rates of diagnosis and rates of treatment are forecasted to increase in the coming years.

Physicians require a variety of drug choices to treat depression as depression patients vary significantly in their response to therapy. The class of drugs most widely used as first line therapies in the treatment of depression, selective serotonin reuptake inhibitor drugs, or SSRIs, typically achieve a therapeutic response in only 60 percent of patients and remission in 40 percent. SSRIs can sometimes result in undesirable side-effects such as sexual dysfunction. In addition, a large proportion of those suffering from major depressive disorder experience the related conditions of agitation and insomnia, either related to the disorder or as a side-effect of using SSRIs. As a result, in many cases, physicians must prescribe an adjunctive therapy to address anxiety and/or sleep issues, in addition to the use of an anti-depressant.

In December 2007, we entered into a cross-licensing agreement with Gruppo Angelini pursuant to which we have acquired from Gruppo Angelini and transferred and licensed to Gruppo Angelini certain rights to the formulations pertaining to our once-daily trazodone product. As a result, we have retained the rights to market and sell our once-daily trazodone product in the United States, Canada and other countries outside Europe, and Gruppo Angelini has retained the rights to market and sell our once-daily trazodone product in Europe, India, Japan, and a few other smaller markets. We have agreed to pay Gruppo Angelini a low single-digit royalty on end user net sales realized in our territories.

Clinical studies and regulatory review

We have formulated two dosage strengths of once-daily trazodone that have demonstrated controlled release over a 24-hour period and dose proportionality in pharmacokinetic trials. In June 2007, we initiated a North American Phase III clinical trial of our once-daily formulations (study 04ACL3-001). The trial was a randomized, double-blind study comparing the efficacy and safety of our once-daily formulation of trazodone to placebo in patients with major unipolar depressive disorder. The study, which was conducted at 40 centers across the United States and Canada, had a treatment period of approximately two months and included more than 400 subjects. In February 2008, we reported positive results for our Phase III clinical trial (study 04ACL3-001). In the study, 412 patients were randomized to treatment with our once-daily trazodone, or placebo. Within the initial two-week titration period, patients were titrated every three to four days to an optimal dose (maximum dose of 375 mg/day). Patients were then treated for an additional 6 weeks with possibility of dose adjustment as needed. The primary efficacy endpoint of the study was to compare the change in the Hamilton Rating Scale for Depression total score from baseline to the end of the study in the once-daily trazodone group versus the placebo group. Statistical significance was achieved for the efficacy primary endpoint (p value of 0.0119) and under additional methods of analysis. The overall drop-out rate in the study was 25.5%. The drop-out rate was 21% in the placebo group and 30.1% in the once-daily trazodone group. In the once-daily trazodone group, 4% of patients discontinued treatment due to somnolence or sedation. The drop-out rate observed in this study is comparable to drop out rates in typical depression studies. In addition to achieving statistical significance for the efficacy primary endpoint (p value of 0.0119) in the treatment of depression, the study demonstrated the formulation’s ability to significantly improve the overall quality of sleep.

We submitted an NDA for our once-daily formulation of trazodone under Section 505(b)(2) of the U.S. Federal Food, Drug, and Cosmetic Act in September 2008. Our NDA was accepted for review in November 2008 and we were given a PDUFA action date of July 18, 2009. We received a complete response letter on July 17, 2009. The FDA indicated that deficiencies identified at an audit at the supplier of the active ingredient needed to be addressed prior to approval of the product. Our supplier provided responses to the FDA audit letter and, based on these submissions, the FDA indicated to our supplier that the issues had been adequately addressed. We received a letter on February 2, 2010 indicating that our product had been approved for the treatment of major depressive disorder in adults. Our approval from the FDA is conditional on conducting a post-approval pediatric study. In addition, the FDA has requested that we provide additional data from a long-term maintenance study and an additional in vitro alcohol dissolution study.

In August 2009, we also submitted a New Drug Submission for our novel trazodone product to the Therapeutics Product Directorate of Health Canada, with a target action date of August 4, 2010. Submissions in other countries are currently being evaluated.

Commercialization of our once-daily trazodone

We are exploring several alternatives for the commercialization of our once-daily trazodone product in the United States with the goal of maximizing its commercial value in this market. Such alternatives range from out-licensing the product to a distribution partner while retaining the right to some degree of co-promotion, through to a full co-promotion arrangement under which Labopharm would share the sales function with a partner. We expect to finalize our commercialization plan in the near term and launch to occur by the third quarter of 2010. We have decided to launch our product under the trade name OLEPTRO. We are also well advanced in our preparations for our product’s launch, having completed market research with physicians, patients and third-party payors, developed a positioning and marketing campaign, and finalized product manufacturing and packaging arrangements.

3.3	Our Twice-Daily Tramadol Acetaminophen

Our twice-daily formulation of tramadol and acetaminophen is designed to improve patient benefit by extending the duration of pain relief beyond that of the currently marketed immediate-release products. Leveraging our Contramid technology’s ability to control the release of two active ingredients simultaneously, we believe that our twice-daily formulation of tramadol-acetaminophen, in addition to providing immediate relief of moderate to moderately severe pain, can also provide sustained relief for a full 12-hour period, allowing patients to benefit from pain relief all day and all night by taking just one tablet in the morning and one tablet in the evening.

Tramadol-acetaminophen combination products combine the benefits of greater potency of tramadol, a mild opioid, and the rapid analgesic efficacy of acetaminophen in a single tablet. Tramadol-acetaminophen products are marketed worldwide and are currently available in immediate release, four to six-time daily formulations. The market for tramadol-acetaminophen products is experiencing strong growth. Worldwide sales of tramadol-acetaminophen combination products for the 12-month period ended December 31, 2009 were 1.7 billion standard units valued at US$493 million. Standard unit volume has grown at a compounded annual rate of 19% over the previous five 12-month periods.

Clinical studies and regulatory review

In addition to a positive pharmacokinetic study, we have completed a pivotal Phase III clinical trial (our 06CCL3-001 study), which was a multi-centre, randomized, double-blind, parallel-arm study that compared the efficacy and safety of our twice-daily formulation of tramadol and acetaminophen to placebo in the treatment of moderate to severe acute low back pain. A total of 277 patients were included in the study. Thirteen percent (13%) of patients in the active treatment group discontinued early (12% due to adverse events) and 5% of patients in the placebo group discontinued early (2% due to adverse events).

Results of the efficacy measures in our 06CCL3-001 study demonstrated a statistically significant difference from placebo in some cases but not in others. An analysis of covariance demonstrated a statistically significant difference from placebo on the Sum of Pain Intensity Differences (SPID) over 50 hours using LOCF (last observation carried-forward) as the imputation method, however, the results were not statistically significant using LOCF/BOCF (baseline observation carried-forward), the primary endpoint. A non-parametric analysis, however, demonstrated statistical significance using both LOCF and LOCF/BOCF as imputation methods. The difference from placebo on the Total Pain Relief (TOTPAR) score was also statistically significant using both LOCF and LOCF/BOCF imputation methods and the patients’ global impression of the effectiveness of the study medication was statistically different from placebo. Statistical significance reflects a p-value of less than 0.05 in each of the analyses.

Regulatory authorities throughout the world have different requirements for the analysis and demonstration of efficacy in clinical trials. The results of our 06CCL3-001 study were statistically significant under analyses that the Company believes may be accepted for the evaluation of analgesics in Europe and in other countries. In December 2009, we initiated the regulatory review of our dossier in several European countries, such as Spain and Poland, by submitting a Marketing Authorization Application under a Decentralized Procedure with Iceland as the Reference Member State for the approval of our product. This procedure provides an efficient mechanism that allows a company to simultaneously pursue regulatory approval for a medicinal product in multiple jurisdictions in Europe. See “3.9 Government Regulation – European Economic Area”. For countries outside of Europe, such as Canada and the United States, we are currently evaluating the merits of our dossier for filing a regulatory approval application based on the results of our 06CCL3-001 study.

Commercialization of our twice-daily tramadol-acetaminophen

In October 2009, we completed a distribution and supply agreement with Grünenthal for a number of countries in Europe, under which we will supply Grünenthal with unpackaged tablets and will receive a fixed transfer price inclusive of gross margin. We received 3.5 million Euros on signature of our agreement in October 2009 and 0.5 million Euros shortly thereafter, after Grünenthal had completed its audit of our contract manufacturing organization, 1.0 million Euros of which is reimbursable under certain conditions if product approval is not obtained. We could also receive up to 3.5 million

Euros in additional milestone payments upon achievement of certain product reimbursement approvals prior to the launch of the product. We are currently in discussion with Grünenthal to expand our agreement to include additional European countries. We have also initiated discussions with potential marketing and distribution partners in Canada, as well as in other countries around the world where we also plan to seek regulatory approval for our product.

3.4	Product Pipeline

We are developing additional product candidates using our drug delivery technologies and formulation expertise. Our pipeline is predominately composed of proprietary product candidates in both pre-clinical and clinical development.

Contramid Platform Product Candidates

Our Tramadol-based Products

With three dosage strengths of our once-daily formulation of tramadol commercialized, we are continuing development of products based on our Contramid platform to complement the once-daily tramadol line. Tramadol combination products are designed to extend the therapeutic benefit of tramadol to other indications by combining it with a variety of complementary active ingredients within a single tablet. These combination products leverage the ability of the Contramid platform to deliver different drugs at different release rates in a precise and controlled manner. While we have already developed a twice-daily formulation of tramadol and acetaminophen, we continue to explore the development of other products that combine tramadol with other active ingredients.

Our Twice-Daily Acetaminophen

We are pursuing the development of a twice-daily formulation of acetaminophen for the sustained relief of mild to moderate pain. In August 2009, we entered into an agreement with a large pharmaceutical company to develop, manufacture, package and supply product prototypes of a twice-daily acetaminophen tablet formulation using our proprietary controlled-release technology, Contramid. If our formulation is successful, the agreement provides an option to the pharmaceutical company to license the technology for worldwide rights, the terms of which would need to be mutually agreed to.

Acetaminophen is a nonsalicylate analgesic-antipyretic with weak anti-inflammatory properties that has been on the market since 1955 and marketed in more than 80 countries. It has been marketed for the temporary relief of mild to moderate pain due to a wide variety of conditions involving musculoskeletal pain, as well as other pain disorders such as headaches, including migraine and tension headaches. Acetaminophen is available in immediate release and extended release, three-time daily formulations, and accounts for more than one-third of the over-the-counter pain relief market. In 2007, sales of adult acetaminophen products in the United States exceeded $1.1 billion with the various formulations of Tylenol brand acetaminophen accounting for more than 55% of the market.

Our Abuse-Deterrent Platform

Controlled-release medications offer significant value to patients, however, the misuse and abuse of some of these products, in particular some widely prescribed analgesics, is a serious and growing problem that can result in potentially dire consequences for patients and which creates significant risk for drug manufacturers. We believe the novel properties of our abuse-deterrent technology will allow us to address not only intentional abuse of these drugs but also accidental misuse by legitimate patients, by far the larger of the two at-risk user groups. In addition, we believe our technology can be applied to combination drug products such as analgesics that contain active ingredients for both immediate and sustained pain relief. We have completed pre-clinical, proof-of-principle studies of our platform using once-daily tramadol as a safe representative of the controlled-release opioid class of drugs. The positive results of the pharmacokinetic study demonstrated controlled-release characteristics and bioequivalence to our once-daily tramadol product and the in vitro studies demonstrated misuse and abuse deterrent characteristics. In December 2009, we initiated the clinical program for our first abuse-resistent combination drug product that we are developing based on this platform, an abuse-deterrent formulation of a widely prescribed combination pain product.

PNDS-Based Product Candidates

In addition to those products based on or using our Contramid technology, we are developing product candidates based on our PNDS technology for the delivery of water-insoluble and poorly bioavailable drugs. Our research and development activities to date include proof of concept studies that have been completed for a novel, lipid- and preservative-free formulation of the intravenous anaesthetic propofol using our PNDS intravenous platform, as well as for SN-38, a currently intravenously administered colon cancer drug that we have formulated for oral administration using our PNDS oral platform. In addition, in December 2009, we entered into a feasibility study agreement with a large pharmaceutical company pursuant to which we have agreed to formulate several drug compounds using our PNDS technology.

Novel Lipid- and Preservative-Free Formulation of Propofol

Our research and development activities to date include proof of concept studies that have been completed for a novel, lipid and preservative-free formulation of the intravenous anesthetic propofol using our PNDS intravenous platform.

We are also actively developing a solid oral formulation of propofol based on PNDS technology which could potentially treat migraines, nausea and vomiting.

Novel Oral Formulations of SN38, the active metabolite of Irinotecan

Irinotecan remains a first line therapy for the treatment of colorectal and other serious cancers yet must be delivered intravenously as a prodrug to achieve efficacy. We are developing a novel PNDS-based oral formulation of the active principle of irinotecan, SN38, which has demonstrated good tolerability and significant efficacy in relevant preclinical models. In nude mice bearing human colorectal tumors, SN38-PNDS administered orally demonstrated equal efficacy to intravenous irinotecan but did not result in the formation of toxic metabolites (SN38 glucaronide) that may be dose limiting in humans.

3.5	Drug Delivery Technologies

All of our product candidates utilize our novel and proprietary drug delivery technologies:

•	Contramid technology, for oral administration of soluble to sparingly soluble drugs; and

•	PNDS technology, for delivery of water insoluble or poorly bioavailable drugs via a variety of administration routes.

We believe controlled-release drug delivery has the ability to improve the performance of a wide variety of existing drugs. The therapeutic effect of a drug will typically vary according to its concentration in the bloodstream. When the concentration is too low, efficacy may be reduced and when it is too high, side effects may increase. For any drug, there is a range of concentrations, the therapeutic range, in which the balance between efficacy and side effects is optimized. In traditional tablets without controlled-release, blood levels of the drug tend to rise quickly after administration, reach a peak and then drop fairly rapidly, thus requiring frequent dosing. Side effects may also occur at the high peak blood levels experienced. Controlled-release allows a drug’s concentration to be maintained within the therapeutic range, extending its therapeutic effect over a prolonged period and often improving its safety profile. This added convenience may increase patient compliance and therefore improve medical outcomes.

Contramid

Our Contramid technology is a patented, controlled-release drug delivery technology based on the use of cross-linked, high amylose starch that meters the release of drugs from orally administered solid dosage forms such as tablets. Following ingestion, gastric fluids transform the surface of a Contramid matrix-based product into a semi-permeable membrane that stabilizes rapidly. This self-forming membrane regulates the release of the drug. We have developed the expertise to formulate novel products that combine our Contramid technology with existing drugs to optimize their release profile.

We believe that our Contramid technology possesses advantages that make it an attractive drug delivery technology, including:

•

Compatibility. Our Contramid technology may be combined with numerous drugs, including those requiring high drug loading or possessing varying degrees of solubility. Typically, our Contramid technology is best suited for highly soluble to sparingly soluble drugs.

•	Versatility. Our Contramid technology may be used to achieve multiple release profiles, including delayed-released, dual-release and controlled-release in conjunction with gastric retention.

•

Cost Effectiveness. Together with Cerestar USA Inc. and Cerestar France S.A., affiliates of Cargill Inc., or Cargill, we believe we have developed a reliable, reproducible and economical manufacturing process for our Contramid technology on a commercial scale. As it is a compressible, versatile excipient, we believe our Contramid technology allows for simple and efficient manufacturing of the final pharmaceutical product using standard equipment and processes. We expect these manufacturing synergies, together with our Contramid technology’s relatively low cost, to result in minimal incremental cost to the final marketed product.

•

Manufacturing Robustness. Our Contramid technology has demonstrated relative insensitivity to broad variations in production parameters such as compression pressure, compression time, type of tableting equipment and batch size. This results in simplified process development and technology transfer to a commercial manufacturing site. We believe this also allows for robust and reproducible batch-to-batch consistency.

•

Safety and Regulatory Acceptance. Our Contramid technology conforms to the specifications for modified starch in the U.S. National Formulary and the Food Chemicals Codex and as such is considered a food additive by the FDA and European regulatory authorities. As modified starches have a long history for food use under these regulations, our Contramid technology may be used without limit to quantity with orally administered drugs. Regulatory authorities in the United States, most European countries and several other countries around the world have approved the use of our Contramid technology in our once-daily tramadol product and its use has been approved once again by the U.S. FDA in our once-daily trazodone product.

•

Intellectual Property. We own a patent covering our Contramid drug delivery technology that was issued in the United States, which is scheduled to expire in 2020. Counterpart patent applications have been filed in other countries and are either pending or are issued, including a patent issued in Canada and a patent granted in Europe, and validated in various European countries, which are scheduled to expire in 2021. In addition, we own or have rights to six other issued U.S. patents and their foreign counterparts that relate to modified starches in drug delivery technologies.

Our once-daily formulations of tramadol and trazodone, our twice-daily formulation of tramadol and acetaminophen, our abuse-deterrent platform, and our twice-daily formulation of acetaminophen are or have been developed based on or using our patented Contramid technology. Our success in formulating our once-daily tramadol product and our once-daily formulation of trazodone illustrate our ability to employ our Contramid technology, formulate and execute a clinical plan for a complex small, highly water soluble molecule and control its release over up to 24 hours with the desired pharmacokinetic profile. As an extension of our core technology, we are also exploring the development of alternative presentations of our Contramid technology. These range from wafers, for instant release and absorption of drugs, to slow-disintegration films for prolonged drug release.

Polymeric Nano-Delivery System Technology

We are currently developing a series of novel Polymeric Nano-Delivery System (PNDS) technologies, including polymeric micelles, for effective delivery of poorly water-soluble or poorly bioavailable drugs via a variety of routes including oral and intravenous administration. The ability to deliver poorly soluble, often highly toxic, drugs safely and effectively is a continuing challenge to the pharmaceutical industry. Consequently, we believe many potentially valuable drug candidates fail to reach commercialization, and, lacking an alternative, those that do may by necessity be formulated using agents often associated with dose-limiting side effects. The PNDS technology we are developing is intended to offer safer, more efficient and lower cost alternatives to those agents currently used. It comprises block copolymers that self-assemble in water to form micelles and similar nanostructures with high solubilizing and loading capacities. We believe that we have developed an efficient drug loading process for these systems that is scalable and suitable for commercial production. We expect this technology to have applications in many fields, including oncology and immunology, and to facilitate delivery of proteins, peptides and nucleic acids.

We are developing the PNDS technology on two related, but independent, sub-platforms: an oral platform for safe, controlled delivery of insoluble or poorly bioavailable drugs to the gastrointestinal tract; and an intravenous platform for the safe delivery of insoluble or poorly bioavailable drugs. We have completed proof of concept studies of our intravenous platform with an improved formulation of propofol (a widely-used anesthetic administered intravenously) using our intravenous platform. Our formulation of propofol using the PNDS technology proved to be as efficacious as currently marketed products in pre-clinical models, with the added advantages of being a clear, miscible, lipid-free and preservative-free liquid that does not support bacterial growth. We have also completed proof of concept studies which suggest that our oral platform has the potential to increase bioavailability and may allow for targeted delivery of drugs. This could result in the substantial improvement of a wide variety of therapeutics, particularly in the field of oncology.

3.6	Intellectual Property

Our success depends in part on our ability to obtain patents, protect trade secrets, operate without infringing the proprietary rights of others and prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing in the United States and other countries patent applications related to our proprietary drug delivery technologies, drug formulations, inventions and improvements that are important to the development of our business.

Our patent portfolio currently protects our products and technologies as follows:

•

Once-Daily Tramadol Product. We have filed patent applications in the United States and abroad relating to our once-daily tramadol product. Our patent applications in the United States contain claims directed to once-daily tramadol formulations which provide for specified analgesic effects, pharmacokinetic profiles, in vitro dissolution profiles, specified clinical profiles and methods and kits for titrating tramadol dosages. Two corresponding patents were granted by the European Patent Office and validated in various European Union countries. In addition to our tramadol applications, because our once-daily tramadol product contains our Contramid drug delivery technology, our once-daily tramadol product is protected by our issued U.S. patent and the corresponding patents granted in various countries relating to our Contramid drug delivery technology, including a patent issued in Canada, and the patent that was granted by the European Patent Office and validated in various European countries. We also have a license from Purdue Pharma to certain U.S. patents owned by Purdue Pharma directed to controlled-release formulations of tramadol.

•

Once-Daily Trazodone Product. We have filed patent applications in the United States and abroad relating to our once-daily trazodone product. Our patent applications in the United States contain claims directed to certain once-daily trazodone formulations and to methods of treating depression and sleeping disorders using such formulations. In addition to our trazodone applications, because our once-daily trazodone product contains our Contramid drug delivery technology, our once-daily trazodone product is protected by our issued U.S. patent and the corresponding patents granted in various countries relating to our Contramid drug delivery technology, including a patent issued in Canada and the patent granted by the European Patent Office and validated in various European countries.

•

Twice-Daily Tramadol and Acetaminophen Product. We have filed patent applications in the United States and abroad relating to our twice-daily tramadol and acetaminophen products. Our patent application in the United States contains claims directed to certain twice-daily tramadol and acetaminophen formulations. In addition to our tramadol and acetaminophen combination applications, because our twice-daily tramadol and acetaminophen product contains our Contramid drug delivery technology, it is protected by our issued U.S. patent and the corresponding patents granted in various countries relating to our Contramid drug delivery technology, including a patent issued in Canada and the patent granted by the European Patent Office and validated in various European countries.

•

Abuse-Deterrent Drug Formulations. We have filed patent applications in the United States and abroad relating to our abuse-deterrent controlled-release drug delivery platform. In addition to these abuse-deterrent platform patent applications, because our candidates abuse-deterrent formulations incorporate our Contramid drug delivery technology, they are protected by our issued U.S. patent and the corresponding patents granted in various countries relating to our Contramid drug delivery technology, including a patent issued in Canada and the patent granted by the European Patent Office and validated in various European countries.

•

Contramid Drug Delivery Technology. We own an issued U.S. product-by-process patent pertaining to our Contramid drug delivery technology. This patent is scheduled to expire in 2020. Counterpart patent applications have been filed and are either pending or issued in jurisdictions outside the United States, including a patent issued in Canada and a patent granted by the European Patent Office, which has been validated in certain European countries, and which are scheduled to expire in 2021. We own or have rights to six other issued U.S. patents and foreign counterparts thereof which relate to modified starches as drug delivery technologies.

•

PNDS Technology. We own or have exclusive rights, including by license, to eight issued U.S. patents, certain U.S. pending patent applications and foreign counterpart patents and applications that relate generally to PNDS technology, including six patents granted by the European Patent Office and validated in various European countries.

•

Other Products. Because our other products utilize our proprietary drug delivery technologies we believe that they may also benefit from the protection provided by our issued U.S. patents and their counterparts relating to our Contramid technology and PNDS technology. Nevertheless, we endeavor to file patent applications on our potential product development candidates, for example, as we have done by filing patent applications pertaining to our once-daily tramadol product and once-daily trazodone formulations.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective patent claims and enforcing those claims once granted. We do not know whether any of our patent applications will result in the issuance of any patents. Even if issued, they may not provide us with a competitive advantage against competitors with similar technologies. Furthermore, others may design around our patents and develop similar technologies or duplicate any technologies that we have developed. The laws of many countries do not protect our intellectual property to the same extent as the laws of the United States, and those countries may also lack adequate rules and procedures for defending our intellectual property rights. Furthermore, certain countries outside the United States and Canada enforce a system of compulsory licenses whereby third parties can be granted license to commercialize patented products if the patent is not commercially exploited by its owner or its licensees in the country within a certain number of years of the patent issuance in that specific country.

We may also rely, in some circumstances, on trade secrets to protect our drug delivery technologies. However, trade secrets are difficult to protect. We seek to protect our proprietary drug delivery technologies and processes, in part, by agreements with our employees, consultants and contractors. These agreements may be breached and we may not have adequate remedies for any breach. Also, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may also arise as to the rights in related or resulting know-how and inventions.

In the United States, we have entered into a license agreement with Purdue Pharma, pursuant to which we obtained rights to all U.S. patents owned by Purdue Pharma relating to the manufacturing, marketing and distribution of our once-daily tramadol product. In Europe and Canada, we have completed agreements with affiliates of Purdue Pharma whereby we agreed to pay a low single-digit royalty on end user net European and Canadian sales of our product.

In 2004, we entered into a feasibility and development agreement with Gruppo Angelini for the development of a once-daily formulation of trazodone. Pursuant to a licensing and distribution agreement entered into with Gruppo Angelini in 2007, we have acquired from Gruppo Angelini and transferred and licensed to Gruppo Angelini certain rights to the formulations pertaining to our once-daily trazodone product. As a result, we have retained the rights to market and sell our once-daily trazodone product in the United States, Canada and several other countries outside Europe, India, Japan and a few other smaller markets, and we have agreed to make revenue sharing payments thereon to Gruppo Angelini.

We have acquired and licensed our PNDS technology from Université de Montréal pursuant to an agreement under which we have agreed to pay royalties of three to six percent of (i) the sale price of the PNDS technology; (ii) our revenues arising from the commercialization of the PNDS technology; or (iii) our sales of any product using the PNDS technology.

As part of the November 2005 amendment to our supply agreement with Cargill, Cargill, through its Cerestar subsidiaries, assigned to us all right, title and interest to U.S. Patent number 6,607,748 covering our Contramid technology, in exchange for a US$1 million payment to Cargill. See “3.7 Manufacturing”.

3.7	Manufacturing

We currently outsource all commercial manufacturing for our once-daily tramadol and trazodone products and intend to continue this strategy for our pipeline products. We now perform manufacturing of clinical trial materials in our good manufacturing practices, or GMP, pilot plant which allows for a more cost-effective and timely initiation of clinical studies.

We have an exclusive supply agreement with Cargill to purchase from Cargill all of our requirements for cross-linked, high amylose starch comprising Contramid. Cargill is a leader in the production of starch and starch-based products in both the European and North American markets. Cargill has submitted a Drug Master File with the FDA for our Contramid modified starch. Together with Cargill, we have produced several multi-ton lots of Contramid modified starch and demonstrated the ability to achieve reproducible results at commercial scale.

We initially executed a supply agreement in 1998 for a period of ten years with Cerestar USA Inc. and Cerestar France S.A., which became wholly-owned subsidiaries of Cargill. In 2001, we entered into a joint technology license agreement with Cerestar pursuant to which Cerestar granted to us an exclusive license to Cerestar’s rights in U.S. Patent number 6,607,748, or the ‘748 patent, covering the Contramid technology. Our supply agreement with Cerestar was amended in May 2001 and November 2005. As part of the November 2005 amendment, Cargill, through its Cerestar subsidiaries, assigned to us all right, title and interest to the ‘748 Patent, and the joint technology license agreement was terminated. In exchange for such patent assignment, we paid Cargill US$1 million.

Effective September 7, 2007, we entered into a new, exclusive long-term manufacturing and supply agreement with Cargill, which agreement supersedes and replaces the 1998 supply agreement. Under this agreement, Cargill has an option to negotiate with us an exclusive license to exploit our Contramid technology in the food and flavors industry, not including nutraceuticals and dietary supplements. This option expires in November 2010.

As our product development candidates are reformulations of off-patent drugs, there are numerous sources of supply for active pharmaceutical ingredients, or APIs. We have a secure source of supply for API for our once-daily tramadol and trazodone products and have identified alternative suppliers.

Our tramadol tablets are currently being manufactured by a large-scale manufacturer under the terms of a manufacturing agreement we entered into in December 2005. Our trazodone tablets are being manufactured by the same manufacturer under the terms of a manufacturing, packaging and supply services agreement we entered into in November 2009. We are currently investigating additional manufacturing options to reduce our costs, increase our manufacturing capabilities and ensure redundancy. We also have contract manufacturing arrangements with two other third-parties for the packaging of our once-daily tramadol product into finished product.

3.8	Drug Development Process

Our drug development process involves applying our drug delivery technologies and development expertise to reformulate existing drug compounds which have proven efficacy and safety. We reintroduce them to the market as branded products with improved deliverability and significant commercial potential. In contrast to the drug development process for new chemical entities which generally lasts 12 years and costs hundreds of millions of dollars, we have shown that the development process for our newly formulated versions of existing drugs can be shorter and less costly. Our products typically require fewer clinical trials to generate the safety and efficacy data needed to achieve regulatory approval than drug compounds that have not been previously marketed. In addition, we may be able to refer to existing safety data in our regulatory applications and therefore, we may be able to avoid having to conduct the extensive pre-clinical safety and toxicity studies usually required for new drugs. We may also be able to take advantage of existing pharmacokinetic and clinical data to accelerate our development and regulatory process and reduce the risk as compared to traditional pharmaceutical and biotechnology companies.

Our drug development and testing process consists of three phases:

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Biopharmacological modeling. During this phase, we build novel in silico mathematical models to predict the absorption, distribution, metabolism and elimination properties of the compound to be formulated. Using these models, we design target pharmacokinetic profiles that meet the required safety and efficacy characteristics needed for our new controlled release product and from these, derive optimum tablet drug release rates.

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Formulation. This phase involves selection of the appropriate delivery technology for the chosen drug and Quality by Design experiments to identify a tablet formulation that releases the drug at rates defined by our pharmacokinetic model. A manufacturing process for the tablets is then selected and qualified to produce tablets of suitable quality for testing in human clinical trials.

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Pilot Pharmacokinetics. In this phase, a new formulation which has been produced under GMP is tested in pilot trials in healthy human volunteers to assess its safety and to determine the pharmacokinetics of the drug. When the performance of the formulation meets our pre-defined criteria, it may then be moved forward into a more advanced stage of development.

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Pharmacokinetics (Phase I) and Clinical Testing for demonstrating Efficacy and Safety (Phases II and III). The types of studies conducted in this phase are dependent on the regulatory requirements for each product candidate. For product candidates which are equivalent to existing marketed products, pharmacokinetic data demonstrating bioequivalence or similar bioavailability may be sufficient for obtaining regulatory approval. For novel formulations, new routes of administration or new clinical uses, we may need to conduct Phase II and/or Phase III clinical trials designed to demonstrate safety and efficacy prior to submitting an application for regulatory approval. See “3.8 Government Regulation.”

3.9	Government Regulation

Drug delivery and drug companies must comply with the regulatory framework applicable to the pharmaceutical industry. Although the approval process is similar in many countries, pharmaceutical companies are generally required to submit to the regulatory authorities extensive data and information prior to marketing the pharmaceutical product in a country.

Government authorities in all of our target markets, including Europe, the United States and other countries, extensively regulate, among other things, the research, development, testing, manufacture, packaging, labeling, promotion, advertising, distribution, marketing and export and import of drugs such as those we are developing.

In the United States, pharmaceutical products, such as ours, are regulated under federal laws and regulations administered by the FDA and state laws and regulations administered by state health agencies, while in the European Union, these products are regulated under laws and regulations administered by the Enterprise Directorate General, Pharmaceuticals and Cosmetics Unit, of the European Commission in Brussels, Belgium, with the assistance of the European Medicines Agency, or EMEA. We expect the United States and the European Union to be major markets for our products. A summary of the United States and European Union regulatory process follows below.

United States

In the United States, drugs are subject to rigorous regulation by the FDA. The U.S. Federal Food, Drug, and Cosmetic Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, record keeping, packaging, labeling, adverse event reporting, advertising, promotion, marketing, post-marketing risk management and surveillance, distribution, and import and export of pharmaceutical products. Failure to comply with applicable regulatory requirements may subject a company to a variety of administrative or judicially-imposed sanctions and/or the inability to obtain or maintain required approvals or to market drugs.

The steps ordinarily required before a new pharmaceutical product may be marketed in the United States include:

•	preclinical laboratory tests, animal studies and formulation studies under FDA’s good laboratory practices regulations, or GLPs;

•	the submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

•

the execution of adequate and well-controlled clinical trials according to good clinical practice regulations, or GCPs, to establish the safety and efficacy of the product for each indication for which approval is sought;

•	submission to the FDA of an NDA;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with GMPs to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

Preclinical tests include laboratory and animal evaluation of product pharmacology and toxicology. The conduct of the preclinical tests and formulation of compounds for testing must comply with federal regulations and requirements for GLPs and GMPs. Violation of GLPs may, in some cases, lead to invalidation of the studies, requiring the studies to be repeated. The results of preclinical testing and formulation development are submitted to the FDA as part of an IND.

The IND must become effective before clinical testing may commence. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not commented on or questioned the IND within this 30-day period and the protocol has been approved by the Independent Review Board, clinical trials may begin. If the FDA has comments or questions, the questions must be answered to the satisfaction of the FDA before clinical testing can begin.

The FDA may refuse to accept the IND for review if applicable regulatory requirements are not met. Moreover, the FDA may delay or prevent the start of clinical studies if the manufacturing of the test drugs fails to meet GMP requirements or the clinical studies are not adequately designed. Such government regulation may delay or prevent the study and marketing of potential products for a considerable period of time and may impose costly procedures upon a manufacturer’s activities. In addition, the FDA may, at any time, impose a clinical hold on ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot continue without FDA authorization and then only under terms authorized by the FDA.

Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, later discovery of previously unknown problems with a product may result in restrictions on the product or even withdrawal of the marketing approval for the product.

Clinical Trials

Clinical trials involve the administration of the drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted in compliance with federal, state, and local regulations and requirements, under protocols detailing, for example, the objectives of the trial, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated. Each protocol involving testing on human subjects must be submitted to the FDA as part of the IND prior to starting the trial. In addition, the study protocol and informed consent information for patients in clinical trials must be submitted for approval to institutional review boards at each local institution involved in the studies. Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the drug is tested, generally in healthy volunteers, to assess pharmacokinetics and safety, including side effects associated with increasing doses. Absorption, metabolism, distribution and excretion studies are generally performed at this stage.

Phase II usually involves trials in a limited patient population to determine optimum dosage, identify possible adverse effects and provide preliminary support for the efficacy of the drug for any new indication being studied.

If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase I and II studies, Phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety within an expanded patient population, typically at geographically dispersed clinical trial sites, in order to assess the overall benefit-risk relationship of the drug and provide an adequate basis for physician labeling. Phase I, Phase II or Phase III testing of any product candidate may not be completed successfully within any specified time period, if at all. In the case of drugs that are copies of previously approved drugs, which are also known as generic drugs, an applicant may, under certain circumstances, submit an abbreviated new drug application, or ANDA, that demonstrates that the proposed generic product is “bioequivalent” to the previously approved product.

NDAs and ANDAs

After successful completion of the required clinical testing, generally an NDA, or an ANDA for generic drugs, is prepared and submitted to the FDA. In certain cases, an application for marketing approval may include information regarding safety and efficacy of a proposed drug that comes from studies not conducted by or for the applicant and for which the applicant has not obtained a specific right to reference those studies. Such applications, known as a 505(b)(2) NDA, are permitted for new drug products that incorporate previously approved active ingredients, even if the proposed new drug incorporates an approved active ingredient in a novel formulation or for a new indication. Section 505(b)(2) also permits the FDA to rely for such approvals on literature or on a finding by the FDA of safety and/or efficacy for a previously approved drug product. In addition, a 505(b)(2) NDA for changes to a previously approved drug product may rely on the FDA’s finding of safety and efficacy of the previously approved product coupled with new clinical information needed by FDA to support the change. FDA approval of the NDA or ANDA is required before marketing of the product may begin in the United States. The NDA must include the results of any clinical and other testing and a compilation of data relating to the product’s pharmacology, toxicology chemistry, manufacture and manufacturing controls. The cost of preparing and submitting an NDA may be substantial. Under U.S. federal law, the submission of NDAs, including 505(b)(2) NDAs, is generally subject to substantial application user fees, and the manufacturer and/or sponsor under an approved NDA are also subject to annual product and establishment user fees. These fees are typically increased annually. Currently, there are no fees assessed for ANDAs.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the FDA threshold determination that the NDA is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under U.S. federal law, the FDA has agreed to certain performance goals in the review of NDAs. Most such applications for non-priority drug products are to be reviewed within ten months. The review process may be significantly extended by FDA requests for additional information or clarification. The FDA may also refer applications for novel drug products or novel uses of drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee.

Before approving an application, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve the application unless GMP compliance is satisfactory. If the FDA determines that the NDA or ANDA, manufacturing process and manufacturing facilities are acceptable, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the application. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of approval, the FDA may require post approval testing and surveillance to monitor the drug’s safety or efficacy and may impose other conditions, including labeling restrictions on the use of the drug which can materially impact its potential market and profitability. Once granted, product approvals may be withdrawn if compliance with regulatory standards for manufacturing and quality control are not maintained or if additional safety problems are identified following initial marketing.

If the FDA’s evaluation of the NDA submission or manufacturing processes and facilities is not favorable, the FDA may refuse to approve the NDA or ANDA and may issue a not approvable letter or a complete response letter which outlines major deficiencies in the submission and often requires substantial additional testing or information in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The Pediatric Research Equity Act, or PREA, requires NDAs (or NDA supplements) for a new active ingredient, new indication, new dosage form, new dosing regimen, or new route of administration to contain data assessing the safety and efficacy for the claimed indication in all relevant pediatric subpopulations. Data to support dosing and administration also must be provided for each pediatric subpopulation for which the drug is safe and effective. FDA may grant deferrals for the submission of data, or full or partial waivers from the PREA requirements.

Once the NDA or ANDA is approved, the sponsor of the product will be subject to certain post-approval requirements, including requirements for adverse event reporting, submission of periodic reports and conduct of risk evaluation and mitigation strategies (REMS). Also, some types of changes to the approved product, such as manufacturing changes and labeling claims, are subject to further FDA review and approval. Additionally, the FDA strictly regulates the promotional claims that may be made about prescription drug products. In particular, the FDA requires substantiation of any claims of superiority of one product over another including, in many cases, requirements that such claims be proven by adequate and well controlled head-to-head clinical trials. To the extent that market acceptance of our products may depend on their superiority over existing therapies, any restriction on our ability to advertise or otherwise promote claims of superiority, or requirements to conduct additional expensive clinical trials to provide proof of such claims, could negatively affect the sales of our products and our costs.

Once an NDA, including a 505(b)(2) NDA, is approved, the product covered thereby becomes a “listed drug” which can, in turn, be cited by potential competitors in support of approval of an ANDA. Specifically, a generic drug that is the subject of an ANDA must be bioequivalent and have the same active ingredient(s), route of administration, dosage form, and strength, as well as the same labeling, with certain exceptions, as the listed drug. If the FDA deems that any of these requirements are not met, additional data may be necessary to seek approval.

ANDA applicants do not have to conduct extensive clinical trials to prove the safety or efficacy of the drug product; rather, they are required to conduct less rigorous bioequivalence testing. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug, are listed as such by the FDA, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

With respect to NDAs, U.S. federal law provides for a period of three years of exclusivity following approval of a listed drug that contains previously approved active ingredients but is approved in a new dosage, dosage form, route of administration or combination, or for a new use, the approval of which was required to be supported by new clinical trials, other than bioavailability studies, conducted by or for the sponsor. During this three-year period the FDA cannot grant effective approval of an ANDA or a 505(b)(2) NDA for the same conditions of approval under which the NDA was approved. U.S. federal law also provides a period of five years following approval of a new chemical entity, that is a drug containing no previously approved active ingredients, during which ANDAs for generic versions of those drugs, as well as 505(b)(2) NDAs, cannot be submitted unless the submission contains a certification that the patent for the original product is invalid or will not be infringed, in which case the submission may be made four years following the original product approval.

If an ANDA or 505(b)(2) NDA applicant certifies that it believes one or more of the patents listed with respect to the original product are invalid or not infringed, it is required to provide notice of its filing to the NDA sponsor and the patent holder. If the patent holder or exclusive patent licensee then initiates a suit for patent infringement against the ANDA or 505(b)(2) NDA sponsor within 45 days of receipt of the notice, the FDA cannot grant effective approval of the ANDA or 505(b)(2) NDA until either 30 months have passed or there has been a court decision holding that the patents in question are invalid or not infringed, whichever occurs earlier. If an infringement action is not brought within 45 days, the ANDA or 505(b)(2) NDA applicant may bring a declaratory judgment action to determine patent issues prior to marketing. If the ANDA or 505(b)(2) NDA applicant certifies as to the date on which the listed patents will expire, then the FDA cannot grant effective approval of the ANDA or 505(b)(2) NDA until those patents expire. The first ANDA(s) submitting substantially complete application(s) certifying that listed patents for a particular product are invalid or not infringed may qualify for a period of 180 days of marketing exclusivity, starting from the date of the first commercial marketing of the drug by the applicant and during which subsequently submitted ANDAs cannot be granted effective approval. The first ANDA applicant can forfeit its exclusivity, under certain circumstances, for example if it fails to market its product or meet other regulatory requirements within specified time periods.

From time to time, including presently, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of drug products. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our product candidates. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed, or what the impact of such changes, if any, may be.

European Economic Area

A medicinal product may only be placed on the market in the European Economic Area, or EEA, composed of the 27 European Union (“EU”) member states (the “Community”), plus Norway, Iceland and Lichtenstein, when a marketing authorization has been issued by the competent authority of a member state. There are essentially three community procedures created under prevailing European pharmaceutical legislation that, if successfully completed, allow an applicant to place a medicinal product on the market in the EEA.

Centralized Procedure

The centralized procedure provides for a marketing authorization to be granted by the European Commission through the European Medicines Agency. That authorization is valid throughout the Community and directly or indirectly (Norway, Iceland and Liechtenstein) allows the applicant to place the product on the market in all Community/EEA member states.

The centralized procedure is mandatory for products derived from certain biotechnological processes, new active substances in AIDS, cancer, neurodegenerative diseases and diabetes, orphan products and optional for new active substances in other areas and for other medicines which constitute a significant therapeutic, scientific or technical innovation.

Mutual Recognition and Decentralized Procedures

The competent authorities of the member states are responsible for granting marketing authorizations for medicinal products that are placed on their markets. If the applicant for a marketing authorization intends to market the same medicinal product in more than one member state and cannot or chooses not to go through the centralized procedure, the applicant may seek an authorization progressively in the Community under the mutual recognition or decentralized procedure.

Mutual Recognition. Mutual recognition is used if the medicinal product has already been authorized in one member state. In this case, the holder of this marketing authorization requests the member state where the authorization has been granted to act as reference member state by preparing an updated assessment report that is then used to facilitate mutual recognition of the existing authorization in the other member states in which approval in sought (the so-called concerned member state(s)). The reference member state must prepare an updated assessment report which, together with the approved Summary of Product Characteristics, or SmPC (which sets out the conditions of use of the product), and a labeling and package leaflet are sent to the concerned member states for their consideration. The concerned member states are required to approve the assessment report, the SmPC and the labeling and package leaflet within 90 days of receipt of these documents, unless they have objections on the grounds of a potentially serious risk to public health. In such situations, further discussions will also be held.

The Decentralized Procedure. This procedure is used in cases where the medicinal product has not received a marketing authorization in the European Union at the time of application. The applicant sends its application simultaneously to all concerned member states and requests a member state of its choice to act as reference member state to prepare an assessment report that is then used to facilitate agreement with the concerned member states and the grant of a national marketing authorization in all of these member states. In this procedure, the reference member state must prepare, for consideration by the concerned member states, the draft assessment report, a draft SmPC and a draft of the labeling and package leaflet within 120 days after receipt of a valid application. As in the case of mutual recognition, the concerned member states are required to approve these documents within 90 days of their receipt, unless they have objections on the grounds of a potentially serious risk to public health. In such situations, further discussions will also be held.

In addition to the above procedures, independent national procedures continue, but are strictly limited to the initial phase of mutual recognition (granting of the marketing authorization by the reference member state) and to medicinal products which are not to be authorized in more than one member state.

Other Countries

In addition to regulations in the United States and the European Union, we are subject to a variety of other foreign regulations governing clinical trials and commercial sales and distribution of drugs in other countries. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

3.10	Pharmaceutical Pricing and Reimbursement

In several countries, including the United States, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payers. Third-party payers include government health administrative authorities, managed care providers, private health insurers and other organizations. These third-party payers are increasingly challenging the price they pay for medication and examining the cost-effectiveness of medical products and services.

Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

In 2003, the United States government enacted legislation providing a partial prescription drug benefit for Medicare recipients, beginning in 2006. Government payment for some of the costs of prescription drugs may increase demand for any products for which we receive FDA marketing approval. However, to obtain payments under this program, we would be required to make products available to Medicare recipients who are beneficiaries of prescription drug programs operating pursuant to this legislation. These organizations would negotiate prices for our products, which are likely to be lower than we might otherwise obtain. Federal, state and local governments in the United States continue to consider legislation to limit the growth of healthcare costs, including the cost of prescription drugs. Future legislation could limit payments for pharmaceuticals including our once-daily tramadol product and other drug candidates that we are developing.

In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payers fail to provide adequate coverage and reimbursement.

In some countries, particularly the countries of the EEA, the pricing (and, in the UK, profitability) of prescription pharmaceuticals is subject to governmental control. In these countries, pricing and reimbursement negotiations with governmental authorities can take considerable time and delay the placing on the market of a product or its take up. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial or outcome and health economic studies that compares the cost-effectiveness of our product candidate to other available therapies.

3.11	Competition

We are engaged in a business characterized by extensive research efforts, rapid technological developments and intense competition. Our competitors include large pharmaceutical, biotechnology and other companies, universities and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals and existing pharmaceuticals, some of which may compete with our present or future products.

Given that our business is applying unique delivery platforms to existing drugs, our product candidates are also likely to face intense competition from generic and branded formulations of the existing drugs we reformulate. Our drug delivery technologies will compete with existing drug delivery technologies, as well as new drug delivery technologies that may be developed or commercialized in the future. Any of these drugs and drug delivery technologies may receive government approval or gain market acceptance more rapidly than our product candidates, may offer therapeutic or cost advantages over our product candidates or may cure our targeted diseases or their underlying causes completely. As a result, our product candidates may become non-competitive or obsolete.

We believe that our ability to successfully compete will depend on, among other things:

•	the efficacy, safety and reliability of our product candidates;

•	the timing and scope of regulatory approval;

•	the speed at which we develop product candidates;

•	our ability to manufacture and sell commercial quantities of a product to the market;

•	product acceptance by physicians and other professional health care providers;

•	the quality and breadth of our technology;

•	the skills of our employees and our ability to recruit and retain skilled employees;

•	the protection of our intellectual property; and

•	the availability of substantial capital resources to fund development and commercialization activities.

3.12	Employees

As at December 31, 2009, we had 130 full-time employees, 70 of whom worked in our research and development and regulatory and clinical development groups and 60 in business development and administration. Twenty-one of our employees hold doctorate degrees, 26 hold masters degrees, and an additional 40 have bachelor degrees.

We are not a party to any collective bargaining agreements. We consider our relations with our employees to be good and our operations have never been interrupted as the result of a labor dispute.

3.13	Facilities

Our corporate headquarters are located in the Science and High Technology Park in Laval, Québec, which we occupy under a 15-year lease expiring in 2018. This 48,180 square-foot facility now houses both our corporate offices and our laboratory and pilot plant for producing GMP-grade clinical supplies.

Labopharm Europe Limited, our wholly-owned European subsidiary, leases administrative facilities of 1,711 square feet in Dublin, Ireland.

Labopharm USA, Inc., our wholly-owned subsidiary in the USA, leases administrative facilities of 3,022 square feet in Princeton, New Jersey.

4.	RISK FACTORS

Investment in our common shares involves a degree of risk. These risks should be carefully considered before any investment is made. The following are some of the key risk factors generally associated with our business. If any of the following risks actually occur, our business, results of operations and financial condition could be harmed. However, the risks described below are not the only ones that we face. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations.

4.1	Risks Related to Our Business

We may require additional funding and may not be able to raise additional capital in which case we will be unable to finance our research and development efforts, complete our planned clinical trials, obtain required regulatory approvals or commercialize our products.

In the future, we will require substantial future capital in order to continue to conduct the research and development, clinical and regulatory activities necessary to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities. As at December 31, 2009, our committed sources of funds, our cash and cash equivalents on hand, and our anticipated revenue from the commercialization of our products were expected to be sufficient to meet our committed cash obligations and expected level of expenses beyond the next twelve months. However, in light of the inherent uncertainties associated with the ability to secure licensing or distribution agreements, the commercialization of products including the impact of generic threats, research and development programs, the results of clinical trials, and the receipt of regulatory approval of certain products, it may be necessary for us to either (i) seek to raise additional funds for the continuing development and marketing of our products, or (ii) further delay or scale-back our commercial or development programs or other activities.

Our future capital requirements will depend on many factors, including:

•	revenues from sales of our products or from our marketing and distribution partners in connection with the sale of our products;

•	costs of manufacturing and supply;

•	costs of establishing or contracting for sales and marketing capabilities;

•	costs of activities required for the commercialization of our products;

•	establishment of agreements with collaborators and marketing and distribution partners;

•	time and costs involved in performing clinical trials and obtaining regulatory approvals;

•	the number of product candidates we pursue;

•	costs involved in filing and prosecuting patent applications and enforcing or defending patent claims; and

•	existence, availability and the rate of refundable tax credits attributable to scientific research and development expenditures carried out in Québec, Canada.

We intend to seek additional funding from a variety of sources, including drawing down on our SEDA, completing additional public or private financings and entering into distribution and license agreements, to fund all or a part of our capital requirements. Our ability to obtain funding will depend in part upon prevailing capital market conditions and our business performance. Any additional financing may not be obtained at favorable terms, if at all. Any future equity financing may also be dilutive to existing shareholders.

If we cannot obtain adequate funding on reasonable terms, we may need to:

•	delay or suspend the commercialization of our products in certain markets;

•	terminate or delay clinical trials for one or more of our product candidates;

•	delay our establishment of sales or marketing capabilities;

•	curtail significant portions of our product development programs that are designed to identify new product candidates; and

•	sell or assign rights to our technologies, products or product candidates.

We have not generated significant revenues to date, and expect to continue to experience losses for at least the next year.

For the year ended December 31, 2009, we had a net loss of C$26.1 million. As at December 31, 2009, we had an accumulated deficit of C$273.6 million. We have incurred losses in each year of our operations and we expect to continue to experience losses for at least the next year.

We expect our operating expenses to continue to be significant. The process of developing our product candidates requires significant laboratory testing, manufacturing development, validation and clinical trials to support regulatory approvals. In addition, our objective to establish sales, marketing and manufacturing capabilities, through outsourcing or internal capabilities, to commercialize our products, is expected to increase our selling, general and administrative expenses over the next several years. As a result, we will need to generate significant revenues to achieve profitability.

We believe our future profitability will depend on a number of factors, including:

•	sales of our products;

•	payments from marketing and distribution partners under our distribution and license agreements, including royalties and milestone payments;

•	our selling, general and administrative expenses; and

•	our development of other product candidates.

We may never achieve profitability. Even if we achieve profitability, we may not be able to maintain profitability on an annual or quarterly basis. Our failure to become and remain profitable would depress the market price of our common shares and could impair our ability to raise capital, expand our business, expand our product pipeline or continue our operations.

We depend heavily on the success of our lead products, our once-daily tramadol and our once-daily trazodone.

We have invested a significant portion of our financial resources in the development of our lead products, our once-daily tramadol and our once-daily trazodone products. We anticipate that in the near term our ability to generate significant revenues will depend primarily on the successful commercialization of these products, especially in the United States. Although we have several other product candidates under development, they remain subject to regulatory approval or are at an earlier stage of development.

The recent introduction of generic once-daily tramadol products onto the U.S. market could have a material adverse effect on our U.S. market share and our overall business.

Because generic drug manufacturers incur substantially reduced development costs and promotional expenses, they are able to compete at much lower prices than branded products. Consequently, the entrance of a generic version of one of our products in a key market, or of a product with a similar therapeutic indication with which we compete in a key market, may significantly reduce our product sales and market share in a short period of time, and have a material adverse effect on our overall business, financial condition and results of operations.

In the United States, several generic manufacturers have filed ANDAs with the FDA seeking approval to market generic versions of Ultram ER, an extended release form of tramadol hydrochloride, currently being sold in the United States by OMI, including among others Par, Impax, Paddock Laboratories, Inc. and Lupin Ltd. In addition, three companies have also filed in the fourth quarter of 2009, ANDAs with the FDA seeking approval of generic versions of our once-daily tramadol product marketed in the United States by our partner Purdue Pharma under the tradename RyzoltTM. Purdue Pharma has initiated several legal proceedings for infringement of patents against these generic manufacturers. In August 2009, the District Court of Delaware entered judgment in favour of one of these generic manufacturers, which decision has been appealed by Purdue. See “9. Legal Proceedings”.

As of the date hereof, only Par has received approval from the FDA to manufacture, sell and distribute its generic version of OMI’s product in the United States. If Purdue Pharma is not successful in its appeal of the decision in the Par case, the presence of Par’s product in the U.S. tramadol market, together with the entry of other generic versions of OMI’s or of our product, could significantly reduce our sales and have a material adverse effect on the prospects for our tramadol product in this market.

Our products may fail to achieve market acceptance.

Any products we successfully develop may not achieve market acceptance and, as a result, may not generate significant revenues. Market acceptance of our products by hospitals, physicians or patients will depend on a number of factors, including:

•	availability, cost and effectiveness of our products when compared to competing products and alternative treatments;

•	relative convenience and ease of administration;

•	the prevalence and severity of any adverse side effects;

•	pricing, which may be subject to regulatory control;

•	effectiveness of our marketing and distribution partners’ sales and marketing strategy; and

•	our ability to obtain sufficient third-party insurance coverage or reimbursement.

If any product that we commercialize does not provide a treatment regimen that is as beneficial as the current standard of care or otherwise does not provide patient benefit, that product likely will not achieve market acceptance. This may result in a shortfall in revenues and an inability to achieve or maintain profitability.

Competition in the pharmaceutical industry is intense, and if we fail to compete effectively, our business, financial condition and results of operations will suffer.

We are engaged in a business characterized by extensive research efforts, rapid technological developments and intense competition. Any product that we develop may not compete successfully. Given that our business is reformulating existing drugs, our products are likely to face competition from generic and branded formulations of the existing drugs we reformulate, and from other drugs or alternative treatments. We expect that successful competition will depend, among other things, on price, product efficacy, safety, reliability, availability, timing and scope of regulatory approval, costs of supply, marketing and sales capabilities, reimbursement, and patent positions.

We expect competition to increase as technological advances are made and commercial applications broaden. In addition, research and development activities by competitors may render our products obsolete or uneconomical. In commercializing our products, and any additional product candidate we develop using our drug delivery technologies, we will face substantial competition from large pharmaceutical, biotechnology and other companies, universities and research institutions. To the extent that we develop or market products incorporating drugs that are off-patent, or are being developed by multiple companies, we will face competition from other companies developing and marketing similar products.

Relative to us, we believe that most of our competitors have substantially greater capital resources, research and development staff, facilities and experience in conducting clinical trials and obtaining regulatory approvals, as well as in manufacturing and marketing pharmaceutical products. Many of our competitors may achieve product commercialization or patent protection earlier than we will. Finally, our competitors may use different technologies for, or approaches to, the development of products similar to the products we are seeking to develop.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals for and make public statements regarding our expected timing of meeting the objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. The actual timing of these forward-looking events can vary dramatically due to factors such as delays or failures in our clinical trials, the need to develop additional data required by regulators as a condition of approval, the uncertainties inherent in the regulatory approval process, delays in establishing the manufacturing or marketing capabilities or arrangements necessary to commercialize our product, and failure by our collaborators, marketing and distribution partners, suppliers and other third parties with whom we have contractual arrangements, to fulfill, in whole or in part, their contractual obligations towards us.

If our clinical trials do not produce successful results, we will not be able to commercialize our product candidates.

No product can receive regulatory approval unless human clinical trials show safety and efficacy for each target indication or bioequivalence to an approved drug in accordance with applicable regulatory requirements and standards. Success in pre-clinical studies and early clinical trials does not ensure that later clinical trials will be successful and interim results from clinical trials do not necessarily predict the final results of such trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks from their inability to satisfy these requirements in late-stage clinical trials, even after achieving promising results in early-stage clinical studies. Data obtained from pre-clinical and clinical activities are subject to varying interpretations by regulatory authorities that could delay, limit or prevent regulatory authority approval. Any of our products subject to regulatory approval may not successfully address the concerns of regulatory authorities.

The timing and success of clinical trials depend on various factors, including:

•

sufficient patient enrolment which may be affected by the incidence of the disease studied, the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for a patient to participate in the study and the rate of patient drop-out;

•	regulatory authorities policies regarding requirements for approval of a drug; and

•	performance by third parties, such as clinical research organizations, on whom we rely to support our clinical trials.

A failure of one or more of our clinical trials can occur at any stage of testing. If clinical trials do not show any potential product to be safe and effective, if we are required to conduct additional clinical trials or other testing of our products in development beyond those that we currently contemplate or if we are unable to successfully complete our clinical trials or other testing, we may:

•	be delayed in obtaining regulatory approval for our product candidates;

•	not be able to obtain regulatory approval for our product candidates; or

•	obtain approval with limitations or restrictions, such as limitations on the indications for use.

Our product development costs may also increase if we experience delays in testing or approvals or have to conduct additional testing. In addition, significant clinical trial and regulatory delays could also allow our competitors to bring products to market before we do and impair our ability to commercialize our products.

If we fail to obtain regulatory approvals for our product candidates, we will not be able to commercialize them.

We must receive regulatory approval of a product candidate before it can be commercialized. The research, development, testing and manufacturing of any product candidate we develop independently or in collaboration with third parties, as well as the distribution, marketing, promotion, advertising, and record keeping of such product candidate, are regulated by numerous federal, state, provincial and local governmental authorities, principally the FDA in the United States, and other similar agencies in other countries. The approval procedures in the United States vary depending on such factors as the novelty of the drug and its intended use and also vary among countries. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. The FDA has also indicated in the past that its review process may be delayed due to insufficient resources. Regulatory authorities generally have substantial discretion in the approval process and may refuse to accept any application or may decide that the data submitted is insufficient for approval and require additional preclinical, clinical or other studies. The development and regulatory approval process in each jurisdiction takes many years, requires the expenditure of substantial resources, is uncertain and subject to delays. In addition, approval by a regulatory authority of one country does not ensure the approval by regulatory authorities of other countries.

Failure to obtain regulatory approval, any delay or setback in obtaining regulatory approval, or any limitation on drug use required as a condition of approval could:

•	adversely affect our ability to market any drugs we develop independently or with collaborators;

•	affect our ability to negotiate collaboration or distribution agreements or continue current agreements with certain collaborators or marketing and distribution partners;

•	impose additional costs and diminish any competitive advantages that we may attain; or

•	adversely affect our ability to generate product sales and/or royalties based on these sales.

Even if we obtain regulatory approval, there may be limits on, or conditions applicable to, the approval and our products will be subject to ongoing regulatory review and regulatory requirements. If we fail to comply with these requirements, we could lose our regulatory approval and sales of any approved commercial products could be suspended.

Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or to conditions of approval, which could affect the marketability of the product. In addition, the terms of approval may contain requirements for costly post-market follow-up studies or post-market surveillance to monitor the safety or efficacy of the product, which could reduce our revenues, increase our expenses or render the approved product not commercially viable. For instance, our once-daily trazodone product was recently approved by the FDA with requirements to conduct a post-approval pediatric study, to provide additional data under a long-term maintenance study and an additional in vitro alcohol dissolution study. The FDA could also require implementation of risk management programs in order to monitor the potential abuse, misuse, diversion, or other risks associated with the utilization of one of our approved products.

If we receive regulatory approval to market a particular product, we will be subject to extensive ongoing regulatory requirements, including requirements relating to registration, manufacturing, labeling, advertising, promotion, adverse event reporting, packaging, distribution, storage, and record keeping. In addition, the manufacturing facilities for such product will be subject to continual review and periodic inspections by regulatory authorities. If we fail to comply with the regulatory requirements of the FDA and other applicable United States and foreign regulatory authorities, or if previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including:

•	restrictions on the products, manufacturers or manufacturing processes;

•	warning letters;

•	civil or criminal penalties;

•	fines;

•	injunctions;

•	product seizures or detentions;

•	import or export bans or restrictions;

•	product recalls and related publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production; and

•	refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

In addition, under our marketing and distribution agreements, regulatory approvals are generally being transferred to our marketing and distribution partners to allow them to market and sell our product in the country where we have given them distribution rights. Any failure by our marketing and distribution partners to comply with applicable regulatory requirements could result in the suspension or the revocation of our regulatory approval in that country.

As clinical experience with a drug expands after approval because it is typically used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effect observed after the approval and marketing of a product candidate could result in limitations on the use of or withdrawal of marketing approval for the product.

Also, the United States or other countries’ statutes, regulations, or policies may change and additional statutes or government regulations or policies may be enacted which could prevent, or impose additional restrictions on the continued marketing of drug products. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad. For example, the Drug Enforcement Administration, or the DEA, currently does not regulate tramadol as a controlled substance. However, tramadol has been under review by the DEA since July 2004 because of the potential for abuse and because of reports received of actual abuse of tramadol products. As a result, the DEA may determine that tramadol should be regulated as a controlled substance in the future. Furthermore, in February 2007, Health Canada issued a letter to stakeholders informing them of the upcoming regulatory proposal to add tramadol to Schedule 1 of the Controlled Drugs and Substances Act and the Schedule of the Narcotic Control Regulations. The regulatory proposal was pre-published in the Canada Gazette, Part 1 on July 7, 2007. Discussions and meetings followed with stakeholders. No decision has been made by Health Canada as of yet. DEA and/or Health Canada’s regulation(s) would impose significant additional requirements on our business. We may be slow to adapt, or we may never adapt, to changes in existing requirements or adoption of new requirements or policies. If we are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies, we may lose marketing approval for our products when and if any of them are approved, resulting in decreased revenue from milestones, product sales or royalties.

We may be involved in intellectual property litigation that could prove to be expensive, time consuming and the outcome of which would be uncertain.

Any intellectual property litigation in which we are involved, whether brought against us to invalidate our intellectual property rights or brought by us to enforce them, could prove to be costly and we may not have sufficient financial or other resources to conduct a successful litigation. The outcome of such litigation is also largely unpredictable. Any adverse outcome of such litigation or settlement of such a dispute could subject us to significant liabilities, could put one or more of our patents at risk of being invalidated or interpreted narrowly, could put one or more of our patents at risk of not issuing, or could facilitate the entry of generic products. Any such litigation could also divert our technical and management personnel from their normal responsibilities.

Certain United States, Canadian and European patents, or patents issued in other countries, may contain claims that could be infringed by our products or that are directed to the technological areas in which we are developing products. If our products infringe or are claimed to infringe a claim of a third party patent, we may be required to stop developing our product candidates, stop selling our products, or be drawn into a patent infringement litigation, or we may choose or may be required to enter into royalty or licensing agreements, which agreements may not be available on terms acceptable to us or at all, or seek a court judgment that such patent claims are invalid. Even if we were able to obtain a license, whether in or outside the context of a litigation, the rights may be non-exclusive, which could result in our competitors gaining access to the same intellectual property or risk termination of the license and of the rights to use the technology covered by such license. If we do not obtain any required licenses or sublicenses, we could encounter delays in product introductions until the expiry of these patents or while we attempt to design around these patents, if at all possible, or could find that the development, manufacture or sale of products requiring these licenses is foreclosed. Claims of issued patents are presumed to be valid, and any finding of invalidity would only come, if at all, after litigation that could prove to be lengthy and costly, and could still be unsuccessful. There are also numerous pending patent applications owned by others in the United States and other countries. Because patent applications can take many years to issue, there may be currently pending applications, known or unknown to us, which may later result in issued patents that could materially affect our ability to sell our products or develop new ones. These patent applications may also have priority over patent applications filed by us and therefore prevent us from being granted a patent on our pending applications or from being granted the full scope of the claims of our patent applications.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, confidential information may be disclosed, inadvertently or as ordered by the court, in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure would provide our competitors with access to our proprietary information and may harm our competitive position.

Rapid technological change could make our products or drug delivery technologies obsolete.

Pharmaceutical technologies are subject to rapid and significant technological change. Our competitors may develop new technologies and products that may render our products and drug delivery technologies uncompetitive or obsolete. The products and drug delivery technologies of our competitors may be more effective than the products and drug delivery technologies developed by us. As a result, our products may become obsolete before we recover expenses incurred in connection with their development or before we fully realize their revenue potential.

We have not received regulatory approval for products that are using certain of our drug delivery technologies.

Our drug delivery technologies can be quite complex, with many different components. The development required to take a technology from its earliest stages to its incorporation in a product that is sold commercially can take many years and cost a substantial amount of money. Significant technical challenges are common as products incorporating our technologies progress through development, particularly in the first product candidate incorporating a new technology. We have not received regulatory approval in any country for any product that uses our abuse deterrent platform or PNDS technologies. In addition, any particular technology we own may not perform in the same manner when used with different therapeutic agents and therefore these technologies may not prove to be as useful or valuable as originally thought, resulting in additional development work. If our efforts do not repeatedly lead to successful development of product candidates, we may not be able to grow our pipeline or to enter into agreements with marketing and distribution partners or collaborators that are willing to distribute or develop our product candidates. Delays or unanticipated increases in costs of development at any stage, or failure to solve a technical challenge, could adversely affect our operating results.

If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features to our products which may reduce demand for our products and inhibit their effective commercialization.

We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our intellectual property rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We try to protect our intellectual property position by filing patent applications related to our proprietary technology, product formulations, inventions and improvements that are important to the development of our business. Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. If our patents are invalidated, we will lose the ability to exclude others from making, using or selling the invention claimed. Moreover, an issued patent does not guarantee us the right to practice the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent us from developing our product candidates, selling our products or commercializing our patented technology. Our future and pending patent applications may not result in patents being issued. Even if issued, they may not be issued with claims sufficiently broad to protect our products and technologies or may not provide us with a competitive advantage against competitors with similar products or technologies. Furthermore, others may independently develop products or technologies similar to those that we have developed or discover our trade secrets. In addition, the laws of many countries do not protect our intellectual property rights to the same extent as the laws applicable in North America for example, and those countries may also lack adequate rules and procedures for defending our intellectual property rights.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality undertakings with parties that have access to it, such as our current and prospective marketing and distribution partners, collaborators, employees and consultants. Any of these parties may breach the undertakings and disclose our confidential information or our competitors might learn of the information in some other way. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming and the outcome is unpredictable. In addition, courts in foreign jurisdictions may be less willing to or may not protect trade secrets. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Disputes may arise regarding the ownership or inventorship of our products and technologies.

From time to time we may become involved in disputes relating to the ownership or inventorship of our products and technologies. We have not yet completed the filing of the assignments of patents from the original inventors to us for certain of our patents and we have not yet obtained executed assignments of patents from all of the inventors for this subset of our patents. If we are unsuccessful in obtaining these assignments of patents or are otherwise not able to establish our ownership of the invention covered by the patents, we may face additional expense in perfecting our title to these patents and our business may be adversely affected.

In the past we have entered into agreements that may require us to make royalty payments, which would adversely affect our operating results and financial condition.

We have entered into collaboration and development agreements that may obligate us to make royalty payments or limit our ability to sell our products in certain markets, including:

•	agreements with affiliates of Purdue Pharma whereby we agreed to pay a low single-digit royalty on European and Canadian sales of our once-daily tramadol product;

•	an agreement with Université de Montréal under which we acquired and licensed our PNDS technology from Université de Montréal; and

•

a cross-licensing agreement pursuant to which we acquired from Gruppo Angelini and transferred and licensed to Gruppo Angelini certain rights to the formulations pertaining to our once-daily trazodone product.

In 1994, concurrently with the purchase of a controlled-release technology from Université de Montréal and Université du Québec à Montréal, we acquired a right of first refusal with respect to any improvements and additions to the purchased technology for which we agreed to pay royalties of 4% on net revenues that we receive from the commercialization of the technology purchased in 1994. On February 7, 2005, Université de Montréal and Université du Québec à Montréal served us with a motion to institute legal proceedings in the Superior Court of Québec. The motion seeks payment of royalties allegedly owed by us with respect to the commercialization of the purchased technology and any improvements and additions thereto, and its use in various of our product candidates, including our once-daily tramadol product. See “9. Legal Proceedings.”

We currently have a single source of supply for our Contramid cross-linked high amylose starch.

We have an exclusive supply agreement with Cargill to purchase from Cargill all of our requirements for Contramid modified starch. This agreement expires on the later of November 4, 2018 or the expiry date of the last to expire patent covering the Contramid technology. We also have a single source of supply for our once-daily tramadol and trazodone tablets. It may be difficult to find other suppliers of Contramid modified starch or of tramadol or trazodone tablets in a timely manner if our current suppliers are unable to supply us with sufficient quantities or if we are forced for any reason to find other suppliers. Our suppliers may also terminate their supply agreement with us if we fail to make payments that are due or if we become insolvent. In addition, Cargill may also terminate the agreement if it decides to cease the manufacturing of Contramid modified starch, in which case Cargill must use reasonable efforts to notify us at least two years in advance of such termination. There may not be third-party manufacturers that are willing to develop and certify processes to supply us with Contramid modified starch, or of tramadol and trazodone tablets, or are able to meet our volume or quality requirements at a price that is as favorable to us as the price we have with our current suppliers. Any financial, operational, production or quality assurance difficulties experienced by these third-party suppliers that result in a reduction or interruption in supply to us could significantly delay the development, manufacture and commercialization of our products.

If third-party manufacturers of our products fail to devote sufficient time and resources to our concerns, or if their performance is substandard, the commercialization of our products could be delayed or prevented, and this may result in higher costs or deprive us of potential product revenues.

Although we manufacture clinical trial supplies in-house, we have limited manufacturing capabilities and rely on third parties for commercial scale manufacturing. We may also rely on third parties for the manufacturing of certain clinical trial materials. Our reliance on contract manufacturers will expose us to the following risks, any of which could delay or prevent the commercialization of our products, result in higher costs, or deprive us of potential product revenues:

•

Contract manufacturers can encounter difficulties in achieving volume production, quality control and quality assurance, as well as with shortages of qualified personnel. Accordingly, a manufacturer might not be able to manufacture sufficient quantities to meet our clinical trial needs or to commercialize our products.

•

Contract manufacturers are required to undergo a satisfactory current GMPs inspection prior to regulatory approval and are obliged to operate in accordance with FDA, European and other nationally mandated GMPs, which govern manufacturing processes, stability testing, record keeping and quality standards. Any failure of these contract manufacturers to establish and follow GMPs and to document their adherence to such practices may lead to significant delays in the availability of material for clinical studies, may delay or prevent filing or approval of marketing applications for our products or result in sanctions being imposed on us.

•

For each of our current product candidates we will initially rely on a single or a limited number of contract manufacturers. Changing these or future manufacturers may be difficult and the number of potential manufacturers is limited. Changing manufacturers generally requires re-validation of the manufacturing processes and procedures in accordance with FDA, European and other nationally mandated GMPs and may require prior regulatory approval. It may be difficult or impossible for us to quickly find replacement manufacturers on acceptable terms, if at all. Such re-validation may be costly and time-consuming and we could suffer important delays in advancing our product candidates in clinical trials or in supplying the commercial market with our products.

•

With respect to our products, our ability to reach full commercial scale manufacturing depends upon the ability of our commercial scale contract manufacturer to be approved under such GMPs. Reaching full commercial scale has a direct impact on our overall costs of goods, which, in turn, directly affects our operating margins. Any delay in obtaining GMP approval beyond the time we anticipate may have a negative impact on our operating margins and other financial results, as well as our ability to adequately supply the market with our product.

•	Our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to produce, store and distribute our products successfully.

•	Our contract manufacturers may terminate or not renew our agreements based on their own priorities at a time that is costly or inconvenient for us.

Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, and corresponding state and foreign agencies, including European agencies and their designees, to ensure strict compliance with GMPs and other government regulations.

While we are obligated to audit the performance of third-party contractors, we do not have complete control over our third-party manufacturers’ compliance with these regulations and standards. Failure by either our third-party manufacturers or by us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of the government to grant review of submissions or market approval of drugs, delays, suspension or withdrawal of approvals, product seizures or recalls, operating restrictions, facility closures and criminal prosecutions, any of which could harm our business.

Under our collaboration and marketing and distribution arrangements, we have committed to supply these third parties with product. In the event that we are unable to fulfill such obligations as a result of a failure of our contract manufacturers, we may be in breach of our obligations under those arrangements.

We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily.

We rely on third parties such as contract research organizations, medical institutions and clinical investigators to enroll qualified patients and conduct, supervise and monitor our clinical trials. Our reliance on these third parties for clinical development activities reduces our control over these activities. Our reliance on these third parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with GCPs and the investigational plan and protocols contained in an IND or comparable foreign submission. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. In addition, they may not complete activities on schedule, or may not conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for, and commercialize, our product candidates may be delayed or prevented.

We have no experience in selling, marketing or distributing our products, and we have no internal capability to do so yet.

As we currently do not have the capabilities to market our products directly, we must market and distribute our products through marketing or and distribution arrangements with third parties or develop our own marketing and sales force with technical expertise and supporting distribution capability. We intend to commercialize OLEPTRO in the United States through a marketing partnership that will allow us to participate in the marketing and sales effort for our product. We believe that this strategy will allow us to retain more value of the product for the Company. In order to achieve this objective, we anticipate building both internal sales and marketing management infrastructure, including the hiring of employees, as well as a sales force to support our promotional effort in the United States. However, we may not successfully establish sales and distribution capabilities on our own, or may not be successful in carrying out the promotion of our product due to our lack of experience in selling and marketing our products.

Our agreements relating to the development and distribution of products may expose us to a number of risks.

We currently have several collaboration or distribution agreements relating to the marketing and distribution of our once-daily tramadol product in Europe, the United States, Canada, Brazil, South Korea, Turkey, Israel, Switzerland, Russia and Australia. We rely on these agreements because we currently do not have our own capabilities to market our products directly. We intend to secure additional agreements relating to the marketing and distribution of our once-daily tramadol product and any other product for which we may receive regulatory approval. If we are unable to reach agreements with suitable collaborators and marketing and distribution partners, we may fail to meet our business objectives for the affected product or program. We also face, and will continue to face significant competition in seeking appropriate collaborators and marketing and distribution partners. Moreover, collaboration and distribution arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish and implement collaboration or marketing and distribution arrangements upon satisfactory terms or at all. Reliance on these agreements exposes us to a number of risks, including the following:

•	our collaborators and marketing and distribution partners may not devote sufficient resources to our products or product candidates;

•	disputes may arise with respect to payments that we believe are due under such distribution and collaboration agreements;

•

we may face unwillingness on the part of collaborators and marketing and distribution partners to keep us informed regarding the progress of its development, commercialization or marketing activities, or to permit public disclosure of these activities;

•	our collaborators and marketing and distribution partners may terminate the relationship;

•	disputes may arise in the future with respect to the ownership of rights to technology developed with collaborators;

•

disagreements with collaborators and marketing and distribution partners could delay or terminate the research and development, regulatory approval, commercialization or marketing of product candidates, or result in litigation or arbitration;

•

our collaborators may elect to pursue the development of any additional product candidates and pursue technologies or products either on their own or in collaboration with other parties, including our competitors which technologies or products may be competitive with ours;

•

our collaborators and marketing and distribution partners may pursue higher priority programs or change the focus of their programs, which could affect the collaborator’s and distributor’s commitment to their respective territories; and

•	our collaborators and marketing and distribution partners may develop or distribute products that compete with our products.

The occurrence of any of these or other events may delay product development or impair commercialization of our products.

If we are unable to retain key personnel and hire additional qualified personnel, we may not be able to successfully achieve our goals.

We depend on the principal members of our scientific and management staff including our President and Chief Executive Officer, Mr. James Howard-Tripp. The loss of any of these individuals’ services might significantly delay or prevent our achievement of research, development or business objectives. Our employment with Mr. Howard-Tripp is for an indefinite term and can be terminated by him at any time. Except for Mr. Howard-Tripp, we do not maintain key person life insurance on any of these individuals.

Our success depends, in large part, on our ability to continue to attract and retain qualified scientific and management personnel. We face intense competition for such personnel and consultants. We may not be able to attract and retain qualified management and scientific personnel in the future. Also, we must provide training for our growing employee base due to the highly specialized nature of pharmaceutical products.

Further, we expect that our potential expansion into areas and activities requiring additional expertise, such as further clinical trials, governmental approvals, manufacturing, sales and marketing, will place additional requirements on our management, operational and financial resources. We expect these demands will require an increase in the number of management and scientific personnel and the development of additional expertise by existing management personnel. The failure to attract and retain such personnel, or to develop such expertise, could materially adversely affect prospects for our success.

Our current personnel may be inadequate and we may fail to assimilate and train new employees. Highly skilled employees with the education and training that we require, especially employees with significant experience and expertise in drug delivery systems, are in high demand. Once trained, our employees may be hired by our competitors.

We have international operations that expose us to additional business risks.

We have expanded our operations outside of Canada, primarily in Europe, in order to market and distribute our products and may expand further in the future. Any expansion in international markets requires additional resources and management attention and subjects us to new business risks, including the following:

•	different regulatory requirements for approval of our product candidates;

•	dependence on local marketing and distribution partners;

•	longer payment cycles and problems in collecting accounts receivable;

•	adverse changes in trade and tax regulations;

•	the absence or significant lack of legal protection for intellectual property rights;

•	difficulty in managing widespread operations;

•	unfavorable labor regulations;

•	political and economic instability; and

•	currency risks.

The occurrence of any of these or other factors may cause our international operations not to be successful or otherwise have an adverse effect on our operating results.

Our effective tax rates may increase.

We are being audited by the Canada Revenue Agency, or CRA, with respect to the 2002 sale, to our foreign subsidiaries, of an undivided interest in certain of our intellectual property rights, and with respect to our international operations. The possible outcomes of this audit are multiple and are uncertain at this time.

The CRA has verbally advised us of its intent to issue a proposal for the reassessment of our tax returns on the basis of a proposed recharacterization of our operations and the 2002 intellectual property sale to our foreign subsidiaries, under paragraphs 247(2)(b) and (d) of the Income Tax Act. The effect of a recharacterization should be that from a Canadian tax perspective, all intellectual property should be recharacterized as being completely owned by the Canadian entity rather than jointly owned with the various foreign entities. The general impact should be a significant increase in the loss carry forwards for Canadian federal and provincial tax purposes, partly offset by a decrease in loss carry forwards in Ireland and Barbados. Since the tax benefit of these loss carry forwards is currently offset by the valuation allowance, there should be no impact on the current balance sheet or income statement. No income tax should currently be payable. In addition, if we become profitable and use up all our loss carry forwards, our effective consolidated tax rate would be higher, since the tax rates in the foreign jurisdictions are lower than in Canada and a greater portion of our revenue would be deemed taxable in Canada.

We may not be able to successfully acquire and integrate complementary technologies or businesses needed for the development of our business and any acquisitions we make could disrupt our business and harm our financial condition.

We may pursue product or business acquisitions that could complement or expand our business. However, we may not be able to identify appropriate acquisition candidates in the future. If an acquisition candidate is identified, we may not be able to successfully negotiate the terms of any such acquisition or finance such acquisition. Any such acquisition could result in unanticipated costs or liabilities, diversion of management’s attention from our core business, the expenditure of resources and the potential loss of key employees, particularly those of the acquired organizations. In addition, we may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, which may harm our business.

To the extent we issue common shares or other rights to finance any acquisition, existing shareholders may be diluted and earnings per share may decrease. They may also result in goodwill and other long-lived assets that are subject to impairment tests, which could result in future impairment charges.

We may incur losses associated with foreign currency fluctuations.

We anticipate that the majority of the revenue from commercialization of our product candidates may be in currencies other than Canadian dollars. Fluctuation in the exchange rate of the Canadian dollar relative to these other currencies could result in us realizing a lower profit margin on sales of our product candidates than we anticipate at the time of entering into commercial agreements. Our financial results will be subject to the impact of currency transactions and translation gains and losses. As we commercialize our products, the functional currency of certain of our subsidiaries may change from the Canadian dollar to the subsidiaries local currency. This could have an impact on our exposure to foreign currency fluctuations. Adverse movements in exchange rates could have a material adverse effect on our financial condition and results of operations.

4.2	Risks Relating to Our Industry

Generic drug manufacturers will increase competition for certain products and may reduce our sales and royalties.

Because our product development strategy involves the reformulation of existing drugs with active ingredients that are off-patent, our products are likely to face competition from generic versions of such drugs. Regulatory approval for generic drugs may be obtained without investing in costly and time-consuming clinical trials. Because of substantially reduced development costs, manufacturers of generic drugs are often able to charge much lower prices for their products than the original developer of a new product. If we face competition from manufacturers of generic drugs on products we may commercialize such as our once-daily tramadol product, or on products that our competitors in our markets are commercializing, the prices at which such products are sold and the revenues we receive may be reduced significantly.

Market acceptance of our products will be limited if users of our products are unable to obtain adequate reimbursement from third-party payers.

Government health administration authorities, private health insurers and other organizations generally provide reimbursement for products like ours, and our commercial success will depend in part on whether appropriate reimbursement levels for the cost of our products and related treatments are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations and managed care organizations. Third-party payers may not provide reimbursement in whole or in part for the use of our products.

Significant uncertainty exists as to the reimbursement status of newly approved health care products. Because our product development strategy involves the reformulation of existing drugs with active ingredients that are off-patent, products we develop are often intended to replace or alter existing therapies or procedures. These third-party payers may conclude that our products are less safe, less effective or less economical than those existing therapies or procedures. Therefore, third-party payers may not approve our products for reimbursement. We may be required to make substantial pricing concessions in order to gain access to formularies of large managed-care organizations. If third-party payers do not approve our products for reimbursement or fail to reimburse them adequately, sales will suffer as some physicians or their patients may opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payers make reimbursement available, these payers’ reimbursement policies may adversely affect our ability and our potential marketing and distribution partners’ ability to sell our products on a profitable basis.

If we are unable to obtain adequate reimbursement from governments or third-party payers for any product that we may develop or to obtain acceptable prices for such product, our revenues and prospects for profitability will suffer.

Our revenues and profits will depend heavily upon the availability of adequate reimbursement for the use of our products from governmental and other third-party payers, both in the United States and in other markets. Reimbursement by a third-party payer may depend upon a number of factors, including the third-party payer’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining reimbursement approval for a product from each government or other third-party payer is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to each payer. We may not be able to provide data sufficient to gain acceptance with respect to reimbursement. Even when a payer determines that a product is eligible for reimbursement, the payer may impose coverage limitations that preclude payment for some uses that are approved by the FDA or comparable authorities. In addition, there is a risk that full reimbursement may not be available for high priced products. Moreover, eligibility for coverage does not imply that any product will be reimbursed in all cases or at a rate that allows us to make a profit or even cover our costs. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. A trend in the United States healthcare industry and elsewhere is cost containment. We expect recent changes in the Medicare program and increasing emphasis on managed care to continue to put pressure on pharmaceutical product pricing.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In several countries, including European countries and Canada, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time and delay the placing on the market of a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our product is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

We are subject to the risk of product liability claims, for which we may not have or will not be able to obtain adequate insurance coverage.

Drugs involve the risk of product liability claims and associated adverse publicity. For products on the market, such as once-daily tramadol, claims might be made directly by patients, healthcare providers or pharmaceutical companies or others selling our products. There are also risks related to participants in our clinical trials, who may suffer unintended consequences. We may not have or be able to obtain or maintain sufficient and affordable insurance coverage. Also, our warranty recourses, if any, against third party manufacturers of our products may be limited or unavailable. Furthermore, product liability claims, regardless of their merits, could be costly and divert our management’s attention from other business concerns, or adversely affect our reputation and the demand for our products.

Our products involve the use of hazardous materials, and as a result we are exposed to potential liability claims and to costs associated with complying with laws regulating hazardous waste.

Our research and development activities involve the use of hazardous materials, including chemicals and biological materials, and are subject to Canadian federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. However, accidental injury or contamination from these materials may occur. In the event of an accident, we could be held liable for any damages, which could exceed our available financial resources. In addition, we may be required to incur significant costs to comply with environmental laws and regulations in the future.

4.3	Risks Related to Ownership of Our Common Shares

Our share price has been volatile, and the price of our common shares could vary significantly in short periods of time.

The market price of our common shares has been volatile in the past, and may continue to be in the future. See “6.1 Trading Prices and Volumes.” Significant price and volume fluctuations could be the result of various factors, some of which may be unrelated to the Company. Factors which could impact the market price of our common shares include:

•	clinical and regulatory developments regarding our product candidates;

•	developments regarding current, potential or future third-party marketing and distribution partners or collaborators;

•	announcements by us or our competitors regarding technological, product development or other matters;

•	government regulatory action affecting our product candidates and our competitors’ products;

•	additions or departures of key personnel;

•	developments or disputes concerning our or third-party intellectual proprietary rights;

•	issuance of common shares;

•	actual or anticipated fluctuations in our revenues or expenses;

•	deviations in our operating results from the estimates of securities analysts;

•	timing and receipt of milestone payments from marketing and distribution partners;

•	general market conditions and fluctuations in the biotechnology or pharmaceutical industry market sectors; and

•	general market or economic conditions and political factors in the United States, Europe, Canada or abroad.

In the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against that company. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.

We have never paid dividends on our common shares, and we do not anticipate paying any cash dividends in the foreseeable future.

We have paid no cash dividends on any of our common shares to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. Moreover, our Senior Loan and Security Agreement with Hercules imposes restrictions on our ability to declare and pay dividends. In addition, the terms of any future debt or credit facility may preclude us from paying these dividends.

We may be a passive foreign investment company for U.S. federal income tax purposes which may negatively affect U.S. investors.

For U.S. federal income taxation purposes, we will be a passive foreign investment company, or PFIC, if in any taxable year either: (a) 75% or more of our gross income consists of passive income; or (b) 50% or more of the value of our assets, on average, is attributable to assets that produce, or are held for the production of, passive income. Based on our current income, assets and activities, we are likely to be a PFIC for 2009 and 2008. If we are a PFIC for any taxable year during which a U.S. person owns, directly or indirectly, any of our common shares, the U.S. person will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1298 of the United States Internal Revenue Code of 1986, as amended, or the Code, with respect to such common shares held by the U.S. person, for that year and all subsequent years in which they are held by that person. Gain realized by a U.S. investor from the sale of PFIC shares is taxed as ordinary income, as opposed to capital gain, and subject to an interest charge unless the U.S. person has made certain timely tax elections. The PFIC rules are extremely complex. For more information on these rules, see “Certain Material U.S. Income Tax Considerations” included in our Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission. A U.S. person is encouraged to consult his or her U.S. tax advisor before making an investment in our shares.

As a foreign private issuer in the United States, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer.

As a foreign private issuer under U.S. securities laws we are not required to comply with all the periodic disclosure requirements of the Securities Exchange Act of 1934 and therefore the publicly available information about us to U.S. shareholders may be different or more limited than if we were a U.S. domestic issuer. In addition, our officers, directors, and principal shareholders are exempt from the “real time” reporting and “short swing” profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 and the rules thereunder. Under the Section 16 reporting rules, these persons are generally required to file on EDGAR reports of transactions involving our common shares within two business days of such transaction. Under Canadian rules, our officers, directors and principal shareholders are generally required to file on SEDI (www.sedi.ca) reports of transactions involving our common shares within ten days of such transaction. Therefore, our shareholders may not know when our officers, directors and principal shareholders purchase or sell our common shares as timely as they would if we were a U.S. domestic issuer.

We are exposed to risks if we are unable to comply with laws and future changes to laws affecting public companies, including the Sarbanes-Oxley Act of 2002, and also to increased costs associated with complying with such laws.

Any future changes to the laws and regulations affecting public companies, as well as compliance with existing provisions of the Sarbanes Oxley Act of 2002 (“SOX”) in the United States and the other applicable Canadian securities laws and regulation and related rules and policies, may cause us to incur increased costs based on the implications of new rules and respond to new requirements. Delays, or a failure to comply with the new laws, rules and regulations could result in enforcement actions, the assessment of other penalties and civil suits. The new laws and regulations make it more expensive for us under indemnities provided by the Company to our officers and directors and may make it more difficult for us to obtain certain types of insurance, including liability insurance for directors and officers; as such, we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, or as executive officers. We may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services — all of which could cause our general and administrative costs to increase beyond what we currently have planned. We cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

The Company is required annually to review and report on the effectiveness of its internal control over financial reporting in accordance with SOX section 404 and Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators. The results of this review are reported in our Annual Report on Form 40-F and in our Management’s Discussion and Analysis of Results of Operations and Financial Condition. Our registered public accounting firm is also required to report on the effectiveness of the Company’s internal control over financial reporting.

Management’s review is designed to provide reasonable assurance, not absolute assurance that all material weaknesses existing within the Company’s internal controls are identified. Material weaknesses represent deficiencies existing in the Company’s internal controls that may not prevent or detect a misstatement occurring which could have a material adverse affect on the quarterly or annual financial statements of the Company. In addition, management cannot assure that remedial actions taken by the Company to address any material weaknesses in the event that any were identified, would be successful, nor can management assure you that no further material weaknesses will be identified within its internal controls over financial reporting in future years.

If the Company fails to maintain effective internal controls over its financial reporting, there is the possibility of errors or omissions occurring or misrepresentations in the Company’s disclosures which could have a material adverse effect on the Company’s business, its financial statements, and the value of the Company’s common shares.

5.	DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital currently is composed of an unlimited number of common shares, without par value, and an unlimited number of preferred shares, without par value and issuable in series, of which 57,456,354 common shares and no preferred shares were outstanding as of December 31, 2009.

The following is a brief description of our common shares and preferred shares.

5.1	Common Shares

The common shares rank junior to the preferred shares with respect to the payment of dividends, return of capital and distribution of assets in the event of our liquidation, dissolution or winding-up. The holders of outstanding common shares are entitled to receive dividends on a share-for-share basis out of the assets legally available for that purpose at such times and in such amounts as our board of directors may determine. The common shares carry one vote per share. There is no cumulative voting. The holders of common shares are entitled to receive notice of any of the meetings of shareholders and to attend and vote at all such meetings as a single class on all matters to be voted on by the shareholders, except a meeting where only the holders of shares of a class or of a particular series are entitled to vote separately. The common shares are neither redeemable nor retractable. The holders of common shares have no pre-emptive rights. Upon our liquidation, dissolution or winding-up, the holders of common shares shall be entitled to participate equally, on a share-for-share basis, in the remaining property and assets available for distribution to such holders.

5.2	Preferred Shares

The preferred shares are issuable, from time to time, in one or more series, as determined by our board of directors. The preferred shares, if issued, rank prior to the common shares with respect to the payment of dividends and the distribution of assets in the event of our dissolution or liquidation or the distribution of all or part of our assets among the shareholders for an amount equal to the value of the consideration paid in respect of such outstanding shares, as credited to our issued and paid-up capital account, grossed up by the declared and unpaid dividends. Subject to the provisions of the Companies Act (Québec), the preferred shares do not carry voting rights.

5.3	Dividends

We have never declared or paid cash dividends on our common shares and do not anticipate paying any cash dividends on our common shares in the foreseeable future. We presently intend to retain future earnings, if any, to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors the board of directors deems relevant. Moreover, our loan agreement with Hercules imposes restrictions on our ability to declare and pay dividends. In addition, the terms of any future debt or credit facility may preclude us from paying dividends.

6.	MARKET FOR SECURITIES

We completed our initial public offering of common shares in Canada in June 1996 and in the United States in 2006. Our common shares are currently listed and posted for trading on the TSX under the symbol “DDS” and on the NASDAQ under the symbol “DDSS”. As of December 31, 2009, we had 57,456,354 common shares issued and outstanding, and 5,827,635 common shares were issuable under various outstanding options and warrants.

In January 2010, we settled the previously announced draw down of $1 million under our standby equity distribution agreement (SEDA) with YA Global Master SPV Ltd. (YA).

Under the draw down, we issued 482,165 of our common shares to YA at a price of $2.07 per common share, net of the applicable discount. In accordance with the terms of the SEDA, the common shares were issued at a discount of 5% to the volume weighted average price (VWAP) on the Toronto Stock Exchange over the ten consecutive trading days following our notice of intention to draw down on the SEDA on December 20, 2009.

In February 2010, we proceeded with an underwritten public offering of 11,764,706 newly issued units at a public offering price of US$1.70 per unit. Each unit was comprised of one of the Company’s common shares and a warrant to purchase 0.5 of a common share. Each whole warrant entitles the holder to acquire one common share of the Company upon payment of US$2.30 per share, exercisable at any time during the period beginning six months after the date of issuance and ending three years following the date of issuance. The underwriters of this offering were also granted a 30-day option to purchase up to 1,764,706 additional units to cover over-allotments, which option was exercised shortly after the closing of the offering. In aggregate, after the exercise of the over-allotment option, the Company issued a total of 13,529,412 units for net proceeds of approximately US$20.9 million.

6.1	Trading Prices and Volumes

The following table sets forth the reported high and low sale prices and the aggregate monthly volume of trading of the common shares listed for trading on the TSX and on the NASDAQ for the 2009 financial year. The prices listed below are in Canadian dollars for trading on the TSX and in US dollars for trading on the NASDAQ:

MONTH 2009	Canadian Dollars (TSX)		U.S. Dollars (NASDAQ)		Trading Volume (TSX)	Trading Volume (NASDAQ)
	HIGH	LOW	HIGH	LOW
December	$2.20	$1.67	$2.09	$1.59	4,673,100	11,070,545
November	$1.89	$1.45	$1.79	$1.37	5,693,300	8,874,233
October	$2.38	$1.44	$2.25	$1.33	10,754,400	21,642,289
September	$1.88	$1.33	$1.76	$1.21	5,622,300	7,552,613
August	$2.20	$1.51	$2.05	$1.38	4,704,800	7,245,024
July	$3.40	$1.71	$2.95	$1.00	16,837,900	25,472,738
June	$2.64	$1.93	$2.37	$1.73	7,860,900	7,043,058
May	$2.30	$1.44	$2.00	$1.20	4,271,700	1,601,026
April	$1.68	$1.22	$1.34	$0.97	3,708,200	1,262,541
March	$1.86	$0.97	$1.49	$0.76	4,049,200	806,319
February	$1.80	$1.23	$1.51	$0.97	2,350,400	703,613
January	$2.42	$1.50	$1.99	$1.28	7,172,700	3,373,009

7.	DIRECTORS AND OFFICERS

7.1	Directors

The name of each director, the year in which each person first became a director of the Company, the director’s principal occupation and the number of common shares which each director directly or indirectly held as beneficial owner or over which she or he exercised control or direction as at March 18, 2010 are provided in the table below:

Name and Residence	Director Since	Principal Occupation	Number of Shares of the Company Held Directly or Indirectly as Beneficial Owner
SANTO J. COSTA (A) North Carolina, United States	2006	Of Counsel, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan (law firm)	31,500

JULIA R. BROWN (B) California, United States	2006	Strategic Advisor to the Life Science Industry	20,000

JAMES R. HOWARD-TRIPP Ontario, Canada	1999	President and Chief Executive Officer, Labopharm Inc.	137,730

RICHARD J. MACKAY (A) (B) Québec, Canada	1995	Chairman of the Advisory Board, Valeo Pharma Inc. (pharmaceutical products company)	211,971

FREDERIC PORTE (C) Québec, Canada	1998	President, Medipress Management Inc. (strategic and financial planning company in the healthcare sector)	145,000

LAWRENCE E. POSNER (A) Connecticut, United States	2007	Partner in Vedanta Capital of New York (venture capital firm specializing in direct life science, retail and technology company investments)	—

JACQUES L. ROY (B) (C) Québec, Canada	2001	Consultant	12,000	(1)

RACHEL R. SELISKER (C) North Carolina, United States	2008	President, Seamark Advisors LLC (consulting firm specializing in financial consulting services to the healthcare industry)	—

(A)	Member of the Corporate Governance and Nominating Committee.
(B)	Member of the Compensation Committee.
(C)	Member of the Audit Committee.
(1)	Mr. Roy is the nominee of Fonds de solidarité des travailleurs du Québec (F.T.Q.), or FSTQ, pursuant to an agreement detailed below under “8. Interest of Management and Others in Material Transactions”. As at March 18, 2010, to our knowledge, FSTQ held 1,355,087 common shares.

During the past five years, all of the above-mentioned nominees for election to the position of the director mentioned above have held the principal occupations shown above, except for: (i) Mr. Santo J. Costa who was Of Counsel with the law firm Williams, Mullen, Maupin, Taylor from June 2001 to August 2007; (ii) Mr. Richard J. MacKay who was President and Chief Executive Officer of Stiefel Canada Inc. (an international pharmaceutical company) from 1975 to December 2009; (iii) Dr. Lawrence E. Posner who was Senior Vice-President and Special Medical Liaison to Bayer Pharmaceuticals Corporation until July 2007; (iv) Mr. Jacques L. Roy, who was Investment Manager with FSTQ from March 2004 to April 2005 and Vice-President, Finance and Corporate Development with Omega Laboratories Limited from May 2005 to January 2007; and (v) Ms. Rachel R. Selisker who was Managing Director of the Raleigh, North Carolina, offices of Thompson Clive & Partners Inc. from January 2001 to March 2006 and Chief Financial Officer of AAIPharma, Inc. from March 2006 to May 2007.

Each director will hold office until the close of our next annual meeting of shareholders unless he resigns or his position becomes vacant by death, removal or otherwise prior to such meeting.

Mr. Santo J. Costa was the non-executive chairman of the board of Argomed, Inc., a privately held company, until he resigned from such position on August 2, 2002. On the day Mr. Costa resigned from his position, Argomed, Inc. filed for bankruptcy under the laws of the United States. Mr. Santo J. Costa was also director of DigiScript Inc., a privately held company, until he resigned from such position on August 18, 2008. On August 25, 2008, after his resignation, DigiScript Inc. filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code. Mr. Frederic Porte was elected director of Avance Pharma Inc. in October 2004 and resigned from such position in January 2005. In June 2005, Avance Pharma Inc. instituted proceedings under the Companies’ Creditors Arrangement Act (Canada). Mr. Porte is currently Chairman of the Board of Directors of Ambrilia Biopharma Inc. (“Ambrilia”), an issuer listed on the Toronto Stock Exchange. On July 31, 2009, Ambrilia has obtained Court protection from its creditors under the Companies’ Creditors Arrangement Act (Canada). Ambrilia is still under Court protection at this time. Also on July 31, 2009, IIROC halted the trading of the shares of Ambrilia pending delisting review. IIROC announced on August 6, 2009 the resumption of the trading of Ambrilia’s shares on the Toronto Stock Exchange. In connection with his functions at FSTQ, Mr. Jacques L. Roy was elected director of LBL SkySystems Corporation, or LBL, on February 6, 2003. On September 27, 2005, LBL was declared bankrupt pursuant to the Bankruptcy and Insolvency Act (Canada).

7.2	Officers

Officers hold their offices until the meeting of the Board of Directors following the annual meeting of the shareholders of the Company following their nomination or until their successors are appointed.

The name of each officer, the year in which each officer first became an officer of the Company and the principal occupation of each person are provided in the following table:

Name and municipality of residence	Officer with Labopharm since	Position
James R. Howard-Tripp Burlington, Canada	2000	President and Chief Executive Officer

Mark D’Souza Beaconsfield, Canada	2006	Senior Vice-President and Chief Financial Officer

Frédéric Despars Candiac, Canada	2008	Vice-President, General Counsel and Corporate Secretary

Anthony C. Playle Little Missenden, United Kingdom	2002	Managing Director of Labopharm Europe Limited

Name and municipality of residence	Officer with Labopharm since	Position
Mary Anne Heino Pennington, United States	2007	President of Labopharm USA, Inc.

Damon Smith Montréal, Canada	2002	Senior Vice-President, Research and Development

Gregory M.C. Orleski Beaconsfield, Canada	2008	Vice-President, Business Development

Sylvain Guénette Laval, Canada	2009	Vice-President and Corporate Controller

Sybil Robertson Montreal, Canada	2009	Vice-President, Regulatory Affairs

During the past five years, all of the above-mentioned officers have held the principal occupations shown above, except for: (i) Mr. Mark D’Souza, who was Vice-President and Treasurer with Quebecor Media Inc. from April 2002 to September 2005, and Vice-President, Finance with Quebecor Media Inc. from September 2005 to September 2006; (ii) Ms. Mary Anne Heino, who held the following executive positions with Centocor, Inc., a subsidiary of Johnson & Johnson: Vice-President, Sales from September 2002 to November 2004 and Vice-President, Strategic Planning, Competitive Intelligence and Market Research from December 2004 to February 2007; (iii) Mr. Gregory M.C. Orleski, who held the following executive positions with Abbott Laboratories Limited: Senior Counsel Canada, International Legal Operations from April 2001 to June 2004, Division Counsel, Latin America/Canada, International Legal Operations, Pharmaceutical Products Group from June 2004 to May 2006 and, Division Counsel International, Pharmaceutical Products Group from June 2006 to Sept. 2007; (iv) Mr. Frédéric Despars who was from 2006 to 2008 Vice-President, Legal Affairs of Videotron Ltd., a subsidiary of Quebecor Media Inc., and Senior Director, Legal Affairs of Quebecor Inc. from 2001 to 2006; (v) Sylvain Guénette who held the positions of Vice-President and Corporate Controller of the Company since February 2008 and Corporate Controller from September 2002 to February 2008; and (vi) Sybil Robertson who held various senior executive positions with Labopharm Inc., including Vice-President, Regulatory Affairs since February 2008, Global Head of Medical Affairs and Pharmacovigilance from May 2007 to February 2008 and Deputy Head of Medical Affairs and Director of Clinical Development with Labopharm Inc. from May 2004 to May 2007.

As of March 18, 2010, the directors and officers of the Company collectively exercised control over 606,826 common shares, representing approximately 1.0% of all of the issued and outstanding common shares as of such date.

8.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described below, we are not aware that any of our directors, officers, other insiders or any persons associated with or otherwise related to any of the foregoing has had an interest in any material transaction carried out since the beginning of our most recently completed financial year or in any proposed transaction which has materially affected or is likely to materially affect us or any of our subsidiaries.

In May 2001, we entered into a shareholders’ agreement with FSTQ. In accordance with this agreement:

•	as long as FSTQ holds 5% or more of our issued and outstanding common shares, FSTQ has the right to designate two nominees to serve as a director on our board of directors; and

•	as long as FSTQ holds less than 5% but at least 1% of our issued and outstanding common shares, FSTQ has the right to designate one nominee to serve as a director on our board of directors.

The agreement will terminate when FSTQ ceases to hold at least 1% of our issued and outstanding common shares. As at March 18, 2010, to our knowledge, FSTQ held 1,355,087 common shares, representing approximately 1.9% of our common shares then issued and outstanding. FSTQ nominated our current director, Mr. Jacques L. Roy.

We have entered into a consulting services agreement with ACPharma Ltd., a company controlled by Anthony C. Playle, who is Managing Director of our wholly-owned subsidiary, Labopharm Europe Limited. The fees paid by us to ACPharma Ltd. during each of the three most recently completed financial years were $303,568 in 2009, $330,520 in 2008 and $351,530 in 2007. The Agreement with ACPharma Ltd. was terminated on March 15, 2010.

9.	LEGAL PROCEEDINGS

U.S. Patent Litigation

In November 2005, Purdue Pharma, our U.S. marketing and distribution partner, granted with our consent, a license to OMI (licensee of Biovail’s extended release tramadol product in the United States) in relation to certain patents owned or controlled by Purdue Pharma covering Biovail’s tramadol product to make, use and sell such product in the United States under the Ultram ER brand name. This license allowed OMI to list these Purdue Pharma patents in the FDA’s Orange Book of Approved Drug Products with Therapeutic Equivalence Evaluations, thus providing a reference. In exchange, we secured a waiver from OMI, as an agent of Biovail, of the three-year non-patent exclusivity granted to Biovail under the Hatch-Waxman Act for Biovail’s tramadol product, allowing the FDA to grant approval of our once-daily tramadol product based on its merits. We also received a right of reference from OMI authorizing the FDA to rely upon any data contained in any regulatory filing held by OMI for drug products containing tramadol in support of our regulatory filing for our once-daily tramadol product.

In 2007, we were made aware that Par had submitted an ANDA to the FDA seeking approval in the United States to market generic versions of Biovail’s extended release form of tramadol hydrochloride. Par’s ANDA submission included a paragraph IV certification alleging that U.S. Patent number 6,254,887, entitled “Controlled Release Tramadol”, or the ’887 Patent, which is listed in the FDA’s Orange Book against

Biovail’s product, is invalid and/or would not be infringed by Par’s proposed generic product. In May 2007, Purdue Pharma, OMI and other related parties, filed suit against Par alleging that Par, by filing its ANDA, had infringed the ’887 Patent and that Par’s commercial manufacture, use, sale, and/or offer for sale of its generic once-daily tramadol formulation would infringe, contribute to the infringement of, and induce the infringement of the ’887 Patent, which suit was later to include allegations that Par’s commercial manufacture, use, sale, and/or offer for sale of its generic once-daily tramadol formulation would also infringe, contribute to the infringement of, and induce the infringement of U.S. Patent number 7,074,430, or the ’430 Patent.

The trial of the Par litigation took place in April 2009. In August 2009, the District Court of Delaware entered judgment that the asserted claims of the two patents in suit were (1) infringed by Par’s proposed generic; (2) not rendered unenforceable by Par’s allegations of inequitable conduct; but (3) invalid for obviousness.

Purdue has appealed the District Court’s judgment of invalidity. Par has cross-appealed from the judgment of infringement and enforceability. The appeal has been fully briefed and we expect the oral argument to take place in May 2010.

In 2008, we were also made aware that Impax had also submitted an ANDA to the FDA seeking approval in the United States to market generic versions of Biovail’s product, which included a paragraph IV certification alleging that the ’887 Patent listed in the FDA’s Orange Book against Biovail’s product, was invalid and/or would not be infringed by Impax’s proposed generic product. In August 2008, Purdue Pharma, OMI and other related parties filed suit against Impax alleging that Impax, by filing its ANDA, has infringed the ’887 Patent and that Impax’s commercial manufacture, use, sale, and/or offer for sale of its generic once-daily tramadol formulation would infringe, contribute to the infringement of, and induce the infringement of the ’887 Patent.

The Impax litigation was at the fact discovery stage at the time of the decision in the Par action. In November 2010, the District Court stayed all proceedings in Impax pending the outcome of the Par appeal and other contingencies.

In the second half of 2009, Purdue received notice of additional applications seeking to register extended-release tramadol formulations with the FDA by the following companies: Cipher Pharmaceuticals Inc., Paddock Laboratories, Inc., Sun, Handa Pharmaceuticals, LLC, or Handa, Lupin Ltd., and Anchen Pharmaceuticals, Inc, or Anchen. Of these applications, three related more specifically to the approval of a generic version of Ryzolt™ and were filed by Sun, Handa and Anchen. These applications included a paragraph IV certification to obtain approval to manufacture, use or sell their generic versions of Ryzolt™ prior to the expiration of the Purdue Pharma patents expiring in May 2014, and a patent owned by us which expires in June 2020.

Pursuant to the Hatch-Waxman Act, Purdue and related companies commenced patent infringement actions against each of these companies. These lawsuits, however, are contingent on the outcome of the pending Par appeal. During the pendency of that appeal, Cipher and Sun have sought and received judgments holding the patent(s) in suit invalid based solely on the earlier judgment in Par. If the Par judgment of invalidity is reversed or modified on appeal, the Cipher and Sun judgments may be vacated or modified, and Purdue’s lawsuits may be reinstated.

The remaining actions, against Impax, Paddock, Handa, Lupin and Anchen, have been consolidated into a multidistrict litigation titled In re Tramadol Hydrochloride Extended-Release Patent Litigation, MDL No. 2126, assigned to the United States District Court for the District of Delaware, or the Multidistrict Litigation. These actions are at various stages of pleading and pre-discovery. No scheduling orders have been entered, nor have trial dates been set.

Although we are not a party to the Par litigation or to the Multidistrict Litigation, we have agreed with Purdue Pharma to assume a share of the litigation costs incurred by Purdue Pharma to enforce its patents in these proceedings. Payment of our share will be made through deductions from quarterly royalty payments made by Purdue Pharma to us on sales of our once-daily tramadol product in the United States. We may defer up to 50% of our payment obligation in respect of such litigation costs in certain circumstances until December 31, 2010. Any outstanding amount due to Purdue at December 31, 2010 or thereafter, if any, for such litigation costs will be due immediately.

The presence of Par and the entry of other companies into the once-daily tramadol market could have a material adverse impact on our business. See “Risk Factors – The recent introduction of generic once-daily tramadol products onto the U.S. market could have a material adverse effect on our U.S. market share and our overall business.”

Université de Montréal

In 1994, concurrently with the purchase of a controlled-release technology from Université de Montréal and Université du Québec à Montréal, we acquired a right of first refusal with respect to any improvements and additions to the purchased technology for which we agreed to pay royalties of 4% on net revenues that we receive from the commercialization of the purchased technology. On February 7, 2005, Université de Montréal and Université du Québec à Montréal served us with a motion to institute legal proceedings in the Superior Court of Québec. The motion seeks payment of royalties allegedly owed by us with respect to the commercialization of the technology purchased in 1994 and any improvements and additions thereto and its use in several of our product candidates, including our once-daily tramadol product. It is our position that we are not commercializing the 1994 purchased technology or any improvements or additions thereto and that we do not use it in our once-daily tramadol product or any of our product candidates. Consequently, we consider that no amounts are owing and we are vigorously contesting the motion. This matter is in the examination for discovery phase of the proceedings.

10.	MATERIAL CONTRACTS

As of December 31, 2009, the Company had not entered into any material contracts, other than contracts entered into in the ordinary course of business, on or after January

1st, 2002, and except for (i) a cross-licensing agreement with Gruppo Angelini pursuant to which we acquired from Gruppo Angelini and transferred and licensed to Gruppo Angelini certain rights to the formulations pertaining to our once-daily trazodone product; (ii) a US$25 million loan agreement entered into by our U.S. subsidiary with Hercules and, in connection with which, we have issued to Hercules warrants to purchase up to 1,460,152 of our common shares at an exercise price of CAD$1.00 (subject to certain adjustments), as such agreements may have been amended thereafter; (iii) an agreement with Cargill to manufacture and supply our requirements for cross-linked, high amylose starch comprising Contramid, and under which agreement Cargill has an option to negotiate with us an exclusive license to exploit our Contramid technology in the food and flavors industry, not including nutraceuticals and dietary supplements; (iv) a license agreement with Purdue Pharma for the commercialization of our once-daily tramadol product in the United States, as described below; (v) agreements with a large scale manufacturer to supply us with tablets of our once-daily tramadol and once daily trazodone products; and (vi) our SEDA with YA Global.

11.	INTERESTS OF EXPERTS

The Consolidated Financial Statements of the Company for the year ended December 31, 2009 included in the Company’s Annual Report filed under National Instrument 51-102 – Continuous Disclosure Obligations, portions of which are incorporated by reference in this AIF, have been audited by Ernst & Young LLP. Ernst & Young LLP, Chartered Accountants, Montréal, Québec, is the external auditor who prepared the Auditors’ Report to Shareholders. Ernst & Young LLP is independent of the Company within the meaning of the Code of Ethics of the Ordre des Comptables agréés du Québec. Ernst & Young LLP is also independent of the Company within the meaning of the United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002 and Rule 3600T of the Public Company Accounting Oversight Board, which designates as interim independence standards Rule 101 of the American Institute of Certified Public Accountants’ Code of Professional Conduct and Standards Nos. 1, 2 and 3 of the Independence Standards Board.

12.	TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for our common shares in Canada is Computershare Trust Company of Canada, at its principal offices in Montreal and Toronto and in the United States, it is Computershare Trust Company N.A., at its principal office in Golden, Colorado.

13.	AUDIT COMMITTEE DISCLOSURE

National Instrument 52-110 – Audit Committees (including Form 52-110F1 – Audit Committee Information Required in an AIF) requires issuers to disclose certain information in their annual information forms with respect to the existence, charter, composition, and education and experience of the members of, their audit committees, as well as all fees paid to their external auditors. The required disclosure regarding the audit committee referred to above, including the audit committee’s charter, is set out in our information circular prepared in connection with our annual meeting of shareholders to be held on May 5, 2010 and such disclosure is incorporated by reference into this Annual Information Form. Our information circular will be available on SEDAR at www.sedar.com.

14.	ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as well as on our website at www.labopharm.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, if applicable, will be contained in our information circular prepared in respect of our annual meeting of shareholders to be held on May 5, 2010. Additional financial information is provided in our consolidated financial statements and Management’s Discussion & Analysis for our most recently completed financial year which are incorporated herein by reference.

Labopharm Inc.

480 Armand-Frappier Blvd.

Laval, Quebec H7V 4B4

Canada

Tel.: 450-686-0207

Fax: 450-686-9141

www.labopharm.com